    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1999


                                                      REGISTRATION NO. 333-76519
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO


                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              WATTAGE MONITOR INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                 NEVADA                                     8999                                   86-0882633
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                               1100 KIETZKE LANE
                               RENO, NEVADA 89502
                                 (775) 327-6000
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               GERALD R. ALDERSON
                                   PRESIDENT
                             745 CALIFORNIA AVENUE
                               RENO, NEVADA 89509
                                 (775) 327-6000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:
                             DANIEL I. DEWOLF, ESQ.
                             WILLIE E. DENNIS, ESQ.
                          CAMHY KARLINSKY & STEIN LLP
                           1740 BROADWAY, 16TH FLOOR
                         NEW YORK, NEW YORK 10019-4315
                                 (212) 977-6600
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION DATED AUGUST   , 1999


                             WATTAGE MONITOR INC.


                       6,335,466 SHARES OF COMMON STOCK


                            ------------------------


     This prospectus covers an aggregate of 6,335,466 shares of our common stock, which will be sold, from time to time, by some of our shareholders.


     Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol "WMON." On August 2, 1999, the price of our common stock as quoted on the OTC Electronic Bulletin Board was $3.75.

                            ------------------------

     The securities offered hereby are speculative and involve a high degree of risk. See "Risk Factors" commencing on Page 6.

                            ------------------------

These securities have not been approved or disapproved by the securities and exchange commission nor has the securities and exchange commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------



                                AUGUST 31, 1999

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of the prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.


                               TABLE OF CONTENTS

SECTION                                                                                                       PAGE
-----------------------------------------------------------------------------------------------------------   ----
Prospectus Summary.........................................................................................      3
Summary Financial Information..............................................................................      4
Risk Factors...............................................................................................      5
Use of Proceeds............................................................................................      8
Price Range of Common Stock................................................................................      9
Dividend Policy............................................................................................      9
Capitalization.............................................................................................     10
Selected Financial Data....................................................................................     10
Management's Discussion and Analysis of Financial Condition and Results of Operations......................     11
Business...................................................................................................     14
Management.................................................................................................     25
Executive Compensation and Other Information...............................................................     26
Incentive Compensation Plan................................................................................     28
Certain Transactions.......................................................................................     28
Principal Shareholders.....................................................................................     29
Selling Shareholders.......................................................................................     31
Plan of Distribution.......................................................................................     32
Description of the Capital Stock...........................................................................     34
Shares Eligible for Future Sale............................................................................     35
Legal Matters..............................................................................................     36
Experts....................................................................................................     36
Disclosure of Company Position on Indemnification for Securities Act Liabilities...........................     36
Available Information......................................................................................     36
Index to Financial Statements..............................................................................    F-1

                               PROSPECTUS SUMMARY

                                  THE COMPANY

     Our goal is to be recognized as the preeminent electric rate and service information source in the evolving, competitive United States electric market. To do so, our initial focus is to be seen as the industry standard for objective information regarding an electric consumer's specific choices. We receive fees from electric service providers for presenting consumers their electric service choices. We also receive commissions for sales to such consumers. In addition, we provide electric marketing research, industry news and information, and statistical indices reflecting industry performance. Our principal offices are located at 1100 Kietzke Lane, Reno, Nevada 89502. Our telephone number is (775) 327-6000.

                                  THE OFFERING

Shares of Common Stock Offered by Us......  None


Shares of Common Stock Which May Be Sold
  by Our Shareholders.....................  Up to 4,495,416 shares of our common stock.(1)


Use of Proceeds...........................  We will not receive any money from any shareholders when they sell their shares of common stock.

------------------

(1) Includes:


   4,495,416 shares of our common stock;


   1,000,000 shares of our common stock that may be acquired when 1,000,000 shares of Series A preferred stock are converted into our common stock;


     840,050 shares of our common stock that may be acquired when our stock options are issued and exercised. As of August 2, 1999 there were 243,017 stock options that may be exercised and converted into 243,017 shares of our common stock.

                         SUMMARY FINANCIAL INFORMATION

     The summary financial information below is derived from and should be read in conjunction with the financial statements, including the notes to the financial statements, appearing elsewhere in this prospectus.


                                                                                                          JULY 1, 1997
                                 CUMULATIVE               SIX MONTHS ENDED                                     TO
                               FROM INCEPTION      -------------------------------       YEAR ENDED        DECEMBER 31,
                               TO JUNE 30, 1999    JUNE 30, 1999     JUNE 30, 1998    DECEMBER 31, 1998       1997
                               -----------------   ---------------   --------------   -----------------   ---------------
STATEMENT OF OPERATIONS DATA
  (1):
Net sales.....................    $        --        $        --       $       --        $        --        $        --
Net loss......................     (5,826,415)        (3,057,081)        (610,646)        (2,591,399)          (177,935)
Net loss per common share.....          (0.76)             (0.31)           (0.09)             (0.36)             (0.03)
Weighted average number of
  common shares outstanding...      7,750,720         10,006,254        7,055,000          7,287,500          6,650,000

                                                                                    AS OF                AS OF
                                                                                JUNE 30, 1999        DECEMBER 31, 1998
                                                                                -----------------    -----------------
BALANCE SHEET DATA:
Working capital/(deficit)..................................                        $ 1,382,347          $  (687,005)
Total assets...............................................                          2,638,811              878,455
Total liabilities..........................................                            778,267            1,753,079
Stockholders' equity/(deficit).............................                          1,860,544             (874,624)

------------------

(1) On February 26, 1999, Wattage Monitor Inc. acquired all of the equity, in the form of membership units, of WattMonitor LLC. For accounting purposes, the acquisition has been treated as a recapitalization of WattMonitor LLC with WattMonitor LLC as the acquirer; a reverse acquisition. Financial statements prior to the acquisition date are those of WattMonitor LLC. Pro forma information is not presented since the combination is not a business combination. The financial statements give retroactive effect to the conversion of WattMonitor LLC membership interests in Wattage Monitor common stock to reflect the recapitalization.

                                  RISK FACTORS

     Investment in the shares of our common stock involves a high degree of risk. You should give careful consideration to the following factors, among others, before making an investment decision.

     In order to relate the risk factors set forth below to the broad categories of risk to which they correspond, the risk factors are organized in three groups:

          o Risks in establishing Wattage Monitor as a going concern;

          o Risks in growing Wattage Monitor; and

          o Risks of Wattage Monitor's common stock by virtue of its characteristics, such as liquidity and potential dilution.


RISKS IN ESTABLISHING WATTAGE MONITOR AS A GOING CONCERN


     THE ACTIVE PARTICIPATION OF SUPPLIERS IN OUR INFORMATION SYSTEM IS NECESSARY FOR OUR BUSINESS TO SUCCEED.

     Before we can generate income, we must overcome suppliers' reluctance to participate in our information system. Initially, we expected that creating a national electricity information brand would require us to:

          o Create the information system itself;

          o Demonstrate that consumers found the system useful; and

          o Convince competing electricity suppliers to participate in our system.

     We believe we have demonstrated our ability to successfully achieve the first two of these requirements. However, to date suppliers have been reluctant to participate. There are a number of factors we believe are affecting electric suppliers' reluctance to participate in of our service. Four of the most important are:

          o Market Immaturity--When Pennsylvania and other states decided to allow competition in their electricity industry it required legislation to do so. In spite of that legislation, the specific structure of the market and the requirements for participating evolved through hearings to implementing regulations issued by the various Public Utility Commissions. That process is not complete even today. That process made it difficult for suppliers to compete for customers beginning as soon as the market was first open, as the exact rules of engagement were not yet established. The end result, again using Pennsylvania as an example, was that nearly eighty companies obtained licenses to complete but only about thirty have, as yet sought customers. Many of those approximately thirty competing suppliers are essentially test marketing a product or approach while they wait for the market to come further into focus. In such as environment, the need for our service only arises once the supplier decides to proceed full speed ahead.

          o Consumer Behavior--While a hundred million households and twenty million business use electricity, virtually none have ever chosen their electric supplier. There is no confidence about how such customers will make those choices. Since we represent a novel distribution channel in the mind of a supplier that adds risk to enrolling with us before we demonstrate our effectiveness. Most suppliers chose to begin their marketing efforts in Pennsylvania using traditional marketing channels only.

          o Organizational Immaturity--All competing suppliers, including those (more than half) that are subsidiaries of very large enterprises, are nevertheless newly created. This "start-up" nature of all companies in this market mean virtually every one of them was conceived by its' founders and/or its parent to succeed in this new market by taking a certain approach. An organization was created to implement this approach. Necessarily, we were not part of those plans because we didn't exist. Most suppliers conclude they needed to try the originally adopted approach before they either (a) change directions, or (b) add a second approach, such as the service we offer.

          o Our Credibility--Until we launched in Pennsylvania we could demonstrate our system for suppliers but we had no track record and no live consumer experience. Given the above noted market conditions suppliers were reluctant to use our service until we demonstrated our operational existence.

     Although this reluctance seems to be disappearing, our marketing efforts to suppliers continue to be more difficult than originally anticipated.

     INSIGNIFICANT HISTORICAL REVENUES DO NOT ENABLE US TO EVALUATE WHETHER WE WILL EVER OPERATE PROFITABLY.

     Because we have not generated significant revenues since inception on July 1, 1997, we cannot be sure that we will ever generate the revenue necessary to be a successful business. Our financial statements reflect that we are a development stage company. They show that we have incurred losses since inception. We expect to continue to incur losses for the foreseeable future. Our ability to achieve a profitable level of operating revenue will depend on the market's acceptance of our products and services, the rate at which states adopt electric competition, and the manner in which each state chooses to phase in competition. For a detailed account of our historical losses, please see the "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections.


RISKS IN GROWING WATTAGE MONITOR


     WE ARE UNCERTAIN THAT WE WILL GROW, OR THAT WE WILL BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

     Any growth we may experience will result in increased responsibility for existing and new management personnel. This is particularly significant in the high growth, internet related industry where the demand for skilled personnel is quite extreme and turn-over is high. Effective growth management will depend on the following:

          o Our ability to integrate new personnel into our corporate structure;

          o Improving our operational, management and financial systems and controls; and

          o Our capacity to recruit, train, motivate and manage employees.

     If we are unable to do so, our business, results of operations and financial condition may be adversely affected.

     WE DEPEND ON CERTAIN KEY PERSONNEL AND THE LOSS OF THEM MAY ADVERSELY AFFECT US.

     Our success will be greatly dependent upon the personal efforts of Gerald
R. Alderson, our President and Chief Executive Officer. The loss of his services, or those of certain other key management or personnel, could have a material adverse effect on us. Currently, we have an employment agreement with Mr. Alderson. However, the employment agreement expires in 2000. For a detailed account of Mr. Alderson's employment agreement, please see the "Executive Compensation and Other Information" section. We have not obtained key man life insurance for Mr. Alderson or any of our other key employees.

     WE ARE UNCERTAIN WE CAN OBTAIN THE CAPITAL TO GROW THE BUSINESS.

     To fully realize our business objectives and potential, we will require significant additional financing. We cannot be sure that we will be able to secure the financing we will require, or that it will be available on favorable terms. We are actively seeking such financing. If we are unable to obtain it, we will be required to substantially curtail our approach to implementing our business objectives. Additional financing may be debt, equity or a combination of debt and equity. If equity, it could result in significant dilution to the net tangible book value per share of our common stock. One source of financing may be the exercise of warrants to acquire $3,500,000 million of our Series B preferred stock on or before December 15, 1999. However, we cannot be sure that the warrants will be exercised and the $3,500,000 million received by us. We will not receive any proceeds from the current offering.

     The entire competitive electric market is new, so no one knows how the market will evolve, or how the companies that operate in the market will behave.

     All competitive electric suppliers, including those that are subsidiaries of large enterprises, are new. The start-up nature of all companies in this market and the formative nature of the market itself mean that the companies in the market were created by their founders or parent to implement a specific business plan. Necessarily, we were not a part of that plan because we did not exist at the time the plan was formulated. These new organizations generally decide that they must first try to implement their original plan before they either change direction or add a second approach to their efforts to obtain customers, such as the one we offer. The time it takes for these newly formed companies to mature will materially affect the timing of our growth. There can be no assurance that this will occur in a timely enough manner to allow us to profitably offer our service.

     OUR COMPUTER-BASED INFORMATION SYSTEM MAY NOT BE SUFFICIENT TO SATISFY THE REQUIREMENTS OF CONSUMERS AND SUPPLIERS.

     With the initial release of our nationwide, zip code-based information system and its subsequent use by tens of thousands of electric consumers, a number of system problems were identified. Two matters, the structure of how we access certain data tables and an error in the coding of zip codes served by more than one regulated electric utility, required more effort to resolve than the other identified problems. At this point, the system is fully functioning, albeit a little slower than we believe desirable. Further problems with the system may occur or the solutions to currently identified problems may be insufficient.

     WM 2.0, targeted for release in September 1999, is expected to represent the mature website we believe consumers want. WM 2.0 is critical to our ability to grow with the rapidly deregulating electric market. There can be no assurance that WM 2.0 will meet its performance standards or that its development will not experience delays that push it beyond the expected September release date. Finally, the technology that enables delivery of the information services we offer, such as computer Internet-based access systems, are subject to rapid and significant technological change. Competitors may develop more effective and efficient technology that may render ours obsolete. If this occurs, we will need to make a substantial investment to upgrade to remain competitive.

     WE DEPEND UPON OUR PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY FOR SUCCESS.

     As an information service company, our success depends in particular on our ability to protect our proprietary information and trademarks. To do so, we rely on a combination of copyright, trademark and trade secret laws, nondisclosure and other contractual agreements with employees and third parties, and technical measures. We cannot be sure that the steps we have taken will be adequate to protect us. In addition, third parties may develop equivalent or superior information systems. We have filed for patents on our service, but no action has yet been taken on our application. We may be subject to or may initiate proceedings in the United States Patent and Trademark Office, which may demand significant financial and management resources. Although we believe our products and information system do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against us. Litigation may be necessary to enforce our intellectual property rights or to defend against claimed infringement by others. Any litigation may result in substantial cost to us and a diversion of our efforts.

RISKS ATTRIBUTABLE TO OUR COMMON STOCK'S CHARACTERISTICS

     WE CAN ISSUE PREFERRED STOCK AND DILUTE THE POSITION OF THE SHAREHOLDERS OF OUR COMMON STOCK.

     Our certificate of incorporation provides that we may issue up to 5,000,000 shares of preferred stock, from time to time, in one or more series. We have issued 1,000,000 shares of Series A preferred stock, convertible into 1,000,000 shares of our common stock. We have also issued warrants to acquire 3,500,000 shares of our Series B preferred stock, convertible into 3,500,000 shares of our common stock, which expire on December 15, 1999. The board of directors is authorized to determine the number of shares, rights, preferences, privileges and restrictions of any new issuance of preferred stock, without any vote or action by the holders of our common stock. The board of directors may issue preferred stock with voting or conversion rights that could adversely affect the rights of the holders of common stock. The potential issuance of preferred stock may have the effect of delaying or preventing a change in control, discourage bids for the common stock at a premium over its market price, or adversely affect the market price of the common stock.

     WE ARE LISTED ON THE OTC ELECTRONIC BULLETIN BOARD, WHICH CAN BE A VOLATILE MARKET.

     Our common stock is quoted on the OTC Electronic Bulletin Board, a NASD sponsored and operated quotation system for equity securities. The OTC Electronic Bulletin Board was introduced as an alternative to the NQB Pink sheets for trading over-the-counter securities. It is a more limited trading market than the NASDAQ SmallCap, and timely, accurate quotations of the price of our common stock may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.


     Our common stock may be subject to the requirements of Rule 15g-9, promulgated under the Securities Exchange Act of 1934, as amended, if the price of our common stock falls below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market. Our common stock was initially quoted on the OTC Bulletin Board at $4.00 per share, but as of August 2, 1999 the share price was $3.75.


     WE BELIEVE WE ARE YEAR 2000 COMPLIANT, BUT THE Y2K PROBLEM CAN STILL ADVERSELY AFFECT US.

     Many existing computer programs use only two digits to identify a year in the date field. Programmers designed and developed these programs without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by, at or after the year 2000. Year 2000 issues affect virtually all companies and organizations. All of our systems were designed subsequent to July 1, 1997, well after the year 2000 compliance problem was identified. Accordingly, all of the systems we have developed use four digits to identify the year rather than two digits. Even while our products are Y2K compliant, other aspects of the information system, such as the supplier's or consumer's computer and operating system, must also be Y2K compliant in order to function properly. While we expect that our precautionary measures have reduced or eliminated any significant impact of year 2000 issues, there is no assurance this will be the case. In addition, there is no assurance that any Y2K problems that may be experienced by our customers would not temporarily keep some of them from accessing the information we supply.

                                USE OF PROCEEDS



     We will not receive any part of the proceeds from the sale by our shareholders of our common stock. However, we will receive monies from our shareholders upon the exercise of their stock options and warrants. Based on the closing bid price of our common stock on August 2, 1999, which was $3.75, the selling shareholders would receive, before any expenses or commissions, approximately $23,757,997.50 if all the shares in this offering are sold. The maximum amount of funds we will receive from the exercise of the options and warrants is $5,150,000, of which warrant exercises resulting in $3,500,000 must occur by December 15, 1999. Substantially all of the remaining options and warrants may be exercised during the next ten years.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is currently quoted on the OTC Electronic Bulletin Board under the symbol "WMON." There was no active market for Wattage Monitor's securities until February 26, 1999(1). The following table sets forth for the periods indicated the high and low bid price information for the common stock as quoted on the OTC Electronic Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions.


                                                                                         COMMON STOCK
                                                                                      -------------------
                                                                                      HIGH BID    LOW BID
                                                                                      --------    -------
February 26, 1999 through March 31, 1999...........................................    $ 7.25      $4.00
April 1, 1999 through June 30, 1999................................................    $16.00      $5.50


     On August 2, 1999, the closing bid price as quoted by the OTC Electronic Bulletin Board for our common stock was $3.75. As of August 2, 1999, there were 55 holders of record of our common stock.

     There is no public trading market for any of our preferred stock, warrants or options.

------------------
(1) Prior to the reverse acquisition of WattMonitor LLC by Wattage Monitor, Wattage Monitor was listed on the OTC Electronic Bulleting Board from February 18, 1999 through February 25, 1999.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We presently intend to retain any earnings for use in the business and do not anticipate paying cash dividends in the foreseeable future. Any future cash dividends will be at the discretion of the board of directors and will depend on our earnings, financial condition, cash flows, capital requirements and other considerations that the board of directors may consider relevant.

     Our Series A preferred stock pays a dividend equal to 6% per annum. The dividend is payable in cash or by the issuance of common stock at the option of the board of directors. The number of shares to be issued as a dividend is determined based on the average closing bid price for a share of common stock as quoted on the OTC Electronic Bulletin Board for the 20 trading days preceding the record date for the declaration of the dividend. The number of shares to be issued as a dividend is equal to the amount of the dividend accrued, divided by the average closing bid price of the common stock as quoted on the OTC Electronic Bulletin Board for the 5 trading days preceding the record date for the declaration of the dividend.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1998 and June 30, 1999. This table should be reviewed in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.

                                                                                    AS OF              AS OF
                                                                                 JUNE 30, 1999    DECEMBER 31, 1998(1)
                                                                                 -------------    --------------------
Short-term notes payable(2)...................................................    $        --          $  304,000
Long-term notes payable.......................................................        425,000             925,000 (3)
Stockholders' equity..........................................................
  Series A preferred stock, $0.01 par value...................................         10,000                  --
  Common stock, $0.01 par value...............................................        112,080              75,000
  Additional paid-in capital..................................................      7,564,879           2,204,710
  Unamortized discount on debt................................................             --            (385,000)
  Deficit accumulated during the development stage............................     (5,826,415)         (2,769,334)
                                                                                  -----------          ----------
Total stockholders' equity....................................................    $ 1,860,544          $ (874,624)
                                                                                  -----------          ----------
Total capitalization..........................................................    $ 2,285,544          $  354,376
                                                                                  -----------          ----------
                                                                                  -----------          ----------

------------------

(1) On February 26, 1999, Wattage Monitor Inc. acquired all of the equity, in the form of membership units, of Watt Monitor LLC. For accounting purposes, the acquisition has been treated as a recapitalization of WattMonitor LLC with WattMonitor LLC as the acquirer, otherwise known as a reverse acquisition. Financial statements prior to the acquisition date are those of WattMonitor LLC. Pro forma information is not presented since the combination is not a business combination. The financial statements give retroactive effect to the conversion of WattMonitor LLC membership interests into Wattage Monitor common stock to reflect the recapitalization.

(2) All outstanding short term notes payable are due directly or beneficially to the founders of WattMonitor LLC: Gerald R. Alderson, Stephen D. Klein and Robert H. Lessin through RHL Ventures LLC.

(3) Comprised of $425,000 due to RHL Ventures LLC which remains outstanding at February 26, 1999, and $500,000 to Verus Capital Corp., which was exchanged for equity in the February 26, 1999 reverse acquisition of WattMonitor LLC by Wattage Monitor.

                            SELECTED FINANCIAL DATA

     The selected financial data for the six months from our inception to December 31, 1997, and for the year ended December 31, 1998, are derived from the financial statements audited by Grant Thornton LLP, independent certified public accountants. The selected financial data for the six months ended June 30, 1998 and 1999, and for the period from inception through June 30, 1999, are unaudited. The results for the periods that ended June 30, 1999 and December 31, 1998 are not necessarily indicative of results that may be expected for any other interim period or for a full year. The selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in the prospectus.

     On February 26, 1999, Wattage Monitor acquired all of the equity of WattMonitor LLC. For accounting purposes, the acquisition has been treated as a recapitalization of WattMonitor LLC, with WattMonitor LLC as the acquirer, specifically, a reverse acquisition. Financial statements prior to the acquisition date are those of WattMonitor LLC. Pro forma information is not presented since the combination is not a business combination. The financial statements give retroactive effect to the conversion of WattMonitor LLC membership interests in Wattage Monitor common stock to reflect the recapitalization.


                               CUMULATIVE FROM
                              INCEPTION (JULY 1, 1997)         SIX MONTHS ENDED            YEAR ENDED        JULY 1, 1997 TO
                               TO JUNE 30, 1999          JUNE 30, 1999   JUNE 30, 1998   DECEMBER 31, 1998   DECEMBER 31, 1997
                              ------------------------   -------------   -------------   -----------------   -----------------
Statement of Operations
  Data:
  Net Sales................         $         --          $        --     $        --       $        --         $        --
Expenses:
  Telecommunications.......              777,604              428,358          47,916           349,246                  --
  System development.......              736,982              278,989         107,850           442,682              15,311
  Marketing................              817,009              354,545         156,386           462,464                  --
  General and
    administrative.........            1,663,566              703,076         296,319           797,617             162,873
  Depreciation and
    amortization...........               72,564               43,012           7,760            28,493               1,059
Operating loss.............           (4,067,725)          (1,807,980)       (616,231)       (2,080,502)           (179,243)
Interest, financing and
  other income and
  (expense)................           (1,758,690)          (1,249,101)          5,585          (510,897)              1,308
Net loss...................           (5,826,415)          (3,057,081)       (610,646)       (2,591,399)           (177,935)
Net loss per common
  share....................                (0.76)               (0.31)          (0.09)            (0.36)              (0.03)
Weighted average number of
  common shares
  outstanding..............            7,750,720           10,006,254       7,055,000         7,287,500           6,650,000

                                                                                    AS OF              AS OF
                                                                                 JUNE 30, 1999     DECEMBER 31, 1998
                                                                                 --------------    -----------------
Balance Sheet Data:
  Working capital/(deficit)...................................................     $1,382,347         $  (687,005)
  Total assets................................................................      2,638,811             878,455
  Long term debt..............................................................        425,000             925,000
  Total liabilities...........................................................        778,267           1,753,079
  Stockholders' equity/(deficit)..............................................      1,860,544            (874,624)


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     We were formed in July of 1997. In 1997, we focused on determining whether or not our business could succeed. Accordingly, our expenditures in 1997 were general and administrative expenses required to make such a determination. No payments were made to the founders who contributed all or part of their time and efforts in 1997. By the end of 1997, the determination was made that the business could be successful and should be pursued. As a result, we raised investment capital and began to implement our plan.

     In 1998, we focused primarily on the following:

          o Developing and refining the software and systems necessary to support our information service;

          o Testing the efficacy of that system and developing the necessary related capabilities such as its toll free call center (1-888-WATTAGE); and

          o Introducing our service to consumers and electric suppliers.

Therefore, all categories of expenditure, except for general and administrative expense, were new in all material respects in 1998.

1999 OPERATING PLAN

     During 1999, we expect to operate largely as we did in the second half of 1998. Principally, this means:

          o We expect to maintain current information about electric rates and services in all states with active competition among suppliers.

          o We expect to offer Internet access and telephone service through our call center for the entire year, the cost of which is included in the monthly expenditures discussed below. No increase in staffing is required to do so.

          o We expect to begin realizing significant revenue from offering our service in the fourth quarter of 1999. However, after allowing for the gap between earning revenues and receiving payment, we do not expect to receive any significant cash in 1999 from operations.

          o We expect to continue to actively market our information to suppliers through our direct sales force. No addition of sales personnel is anticipated.

          o We expect to release the next version of our information system, WM 2.0, in September of 1999. Much of the work developing and programming WM 1.0 was contracted to outside third parties, primarily InterWorld corporation and Kirshenbaum Bond and Partners. WM 2.0 is being completed primarily with internal resources. InterWorld primarily provided the software that allowed our system to search for offers by zip code, and Kirshenbaum Bond primarily provided the software that created the look and feel of the system that the user sees when visiting the site. This look and feel software is used virtually intact in WM 2.0. Access to and manipulation of data in tables, provided by the InterWorld software in WM 1.0, is provided by the company itself through its own proprietary software in WM 2.0. Thus, while we intend to add three or four full time employees to our system development group, approximately doubling its size, the concurrent reduction in the use of third parties will leave monthly expenditures at about current levels.

          o We expect a modest increase in general and administrative personnel over the course of the year, none of which are expected to be senior level employees. They will be required to support our general increase in activity. Part of their responsibilities will be to replace the services of outside parties that we currently use. Accordingly, the overall level of general and administrative expense is not anticipated to increase materially.

          o In sum, we expect monthly expenditures to remain at approximately our current level of $300,000 to $350,000 per month for at least the first nine months of the year. Monthly expenditures are approximately $40,000 for system development, $50,000 for marketing to suppliers, $100,000 to operate our toll free telephone service and $100,000 for general administrative expenses. Of these amounts approximately $35,000, $30,000, $0 (these services are contracted to a third party) and $35,000, respectively, are for salaries of our employees. Expenditures will continue at that level in the fourth quarter as well, unless New Jersey proceeds with competition on its currently announced schedule. All states that have adopted competition to date have extended their respective effective dates. If New Jersey stays on schedule, our incremental expenditures are anticipated to be approximately $300,000 for 1999.

     New Jersey's competition schedule and structure will largely influence how competitive the market is initially. By way of example, California implemented choice in a way in which there were no significant savings available to consumers in the early years of the program. Generally suppliers chose not to participate and we chose not to spend any significant resources trying to get consumers to pay attention to a market which was technically open to competition but not actively competitive. By contrast Pennsylvania chose a market approach where consumers could realize immediate savings and the market was intially quite active. If New Jersey follows this latter approach. Wattage Monitor may choose to more aggressively make consumers aware of the availability of its service which will require media expenditures (billboards, drive time radio and the like) to inform consumers.

RESULTS OF OPERATIONS--SIX MONTHS ENDED JUNE 30, 1999 VS. SIX MONTHS ENDED JUNE 30, 1998

     Consistent with our plan, our operating expenditures in the first six months of 1999 were $1,807,980 or $301,330 per month, at the low end of our anticipated range of expenditures of $300,000 to $350,000 per month. In fact, expenditure rates are $263,818 per month, or less than planned, when you delete the approximately $225,000 of third party legal and accounting expenses incurred during the six months to complete the merger and prepare this registration statement. Further, our expenditure rate during June, the end of the six-month period, was not significantly higher than January, so our spending levels remain consistent with our plan as we enter the second half of the year.

     The details of our expenditures were also in line with those noted above in the discussion of our 1999 Operating Plan. System development expense averaged approximately $45,000 per month in the six-month period, which was skewed slightly upward with somewhat higher activity in the second quarter of 1999. This activity was associated with the final stages of programming and testing for the release of our upgraded system, Wattage Monitor v2.0. Operation of our call center averaged approximately $70,000 per month through the first six months of 1999. These expenditures were somewhat less toward the end of the period than in the first few months of the year as our initial activities in Pennsylvania were completed and the next major state, New Jersey, had not yet implemented its consumer choice program. Our marketing expense in the six months ended June 30, 1999, averaged approximately $60,000 per month, consistent with our plan. Expenditure rates at the end of the six-month period were substantially identical to those at the beginning of the period. General and administrative expenses were higher than our plan because of the costs associated with our merger and this registration statement. These one-time expenditures have totaled approximately $225,000 in the six-month period. When these are deducted from the $703,076 otherwise incurred, adjusted general and administrative expenses in the six-month period become $478,076. These represent an expenditure rate of approximately $80,000 per month, or somewhat less than anticipated.

     Most of our current activities began in mid-1998, generally in the May-August period. As a result, none of these activities had been pursued in earnest for the full first six months of 1998, and there are consequently neither meaningful comparable prior year period amounts, nor particularly useful percentage comparisons. However, because there was some activity toward the end of the six-month period in 1998, there are measurable expenditures. By way of example, telecommunications expense in the six-months ended June 30, 1998 was $47,916. These represent the initial expenditures to establish the call center and were incurred in May and June of 1998. Ostensibly, telecommunications expense increased to $428,358, or 9 times, between the six months ended June 30, 1998 compared to the six months ended June 30, 1999. Similarly, system development expenses rose from $107,850 to $278,989, or 2.6 times; marketing expenses rose from $156,386 to $354,545, or 2.3 times; and general and administrative expenses increased from $296,319 to $703,076, an increase of 2.4 times. In all three instances, the comparative amounts reflect the same shortcomings as was evidenced with telecommunications expenses, essentially that the activities reflected for the six months ended June 30, 1998 were typically undertaken only in the last two to three months of that period, while they were pursued throughout the entirety of the six-month period ended June 30, 1999.


     In addition, a non-cash interest expense of $1,265,000 was recorded. An identical amount was added to capital surplus. A loan of $1,000,000 was converted to 2,750,000 shares of our common stock in conjunction with the merger on February 26, 1999. This was accounted for as if we had received $2,750,000, not $1,000,000. The difference was recognized as a beneficial conversion of debt creating, for accounting purposes, a debt discount which is reflected as interest expense. Of this debt discount, $485,000 was recorded in the fourth quarter of 1998 and $1,265,000 was recorded in the first quarter of 1999. The overall effect was to increase capital surplus by $1,760,000 and reduce retained earnings by $1,760,000. There was no net effect on cash or stockholders' equity/(deficit). None of these amounts are recognized for tax purposes. There was no effect of this transaction recorded in the second quarter of 1999 and, accordingly, all amounts recorded in the first quarter represent the impact for the six-month period ended June 30, 1999.


LIQUIDITY AND CAPITAL RESOURCES


     As of June 30, 1999, we have $1,674,759 of cash in our accounts. At today's expenditure levels that would carry us into the first quarter of the year 2000, assuming no revenue. Of course, we expect to begin to generate revenues during that period. In addition, there are warrants to acquire the company's Series B Preferred Stock for $1.00 per share, which expire on December 15, 1999. Unless there is a dramatic decline in our stock price, it is quite certain that such warrants will be exercised before they expire, adding an additional $3,500,000 of liquidity to the company.


     In 1997, all of our activities were financed through equity investments by our founders. In 1998, we raised $1,000,000 to fund our initial development, two-thirds of which was also provided by our founders. All such equity investments were in the form of limited liability corporation membership interests which converted to common stock upon the merger on February 26, 1999. As we needed additional financing throughout the year, it was provided through loans and advances in the aggregate amount of $1,175,000, of which four loans provided an annual interest rate of 12% and included warrants to purchase shares of common stock at $1.50 per share equal to the principle amounts of such loans, and two advances provided at an annual interest rate of 6% and which did not include warrants to purchase any of our shares. Short-term advances provided by Mr. Alderson were without interest or warrants. Accordingly, a significant portion of our liquidity and our use of working capital throughout 1997 and 1998 were dependent upon our founders' willingness to fund us. Subsequent to the reverse acquisition on February 26, 1999, the founders will no longer provide funding.


                                    BUSINESS

WATTAGE MONITOR

     Overview. WattMonitor LLC, the predecessor to Wattage Monitor, was formed under the laws of the State of Delaware on July 1, 1997. In February 1999, in anticipation of the acquisition of WattMonitor LLC, Knowledge Networks Inc., a publicly held corporation, changed its name to "Wattage Monitor Inc." On February 26, 1999, Wattage Monitor Inc. acquired WattMonitor LLC, a Delaware company. The business of Wattage Monitor is identical to that of WattMonitor LLC. For financial statement purposes, the transaction has been treated as a recapitalization of WattMonitor LLC, with WattMonitor LLC as the acquirer, a reverse merger. For tax purposes, the acquisition was a tax-free exchange of equity securities. Subsequent to the acquisition, the sole activities of Wattage Monitor have been, and will continue to be, those previously conducted by WattMonitor LLC. The historical activities of the acquiring company's predecessor, Knowledge Networks, were limited to certain immaterial software consulting contracts, all of which were completed prior to the acquisition. Accordingly, the following discussion of our business relates to the business previously conducted by WattMonitor LLC.

OUR BUSINESS

     Our goal is to be recognized as the preeminent electric rate and service information source in the evolving, competitive United States electric market. To do so, our initial focus is to be seen as the industry standard for objective information regarding an electric consumer's specific choices. We expect to derive our revenue from fees charged to electric suppliers for presenting consumers with information about electric rates. In addition, while not an electric supplier or broker itself, our information system allows consumers to order electricity from their chosen electric supplier. We also expect to receive commissions for sales to electric consumers, and provide electric marketing research, industry news and information, and statistical indices reflecting industry performance.

     The electric utility industry in the United States is vast, fragmented and just beginning the process of deregulation through the introduction of competition to a market previously structured as a regulated monopoly. There are several large electric utilities, but none currently serve more than about 5% of the national market. Unlike previously deregulated industries, such as telecommunications or airlines, the electric industry has historically operated locally, not nationally. Accordingly, there are no national franchises.

     There are approximately 100,000,000 households in the United States using roughly $80,000,000,000 of electricity annually. Commercial consumers use approximately the same amount of electricity every year. Once these customers can choose a supplier, they are likely to want an accurate, objective source of information. Serving that need is our primary focus. Industrial customers comprise the third category of electric consumers. While they use about the same volume of electricity as their residential and commercial counterparts, they pay approximately half as much per unit consumed. Thus, industrial consumers represent a $40,000,000,000 revenue industry segment. Industrial customers are not expected to be an important market for our services.

     Over 3,000 entities currently provide consumers with electricity. Each must operate differently in a competitive business environment or disappear. We intend to provide impartial information to electric consumers and to be a communication channel to consumers for electric suppliers.

     We expect to derive our revenues principally from suppliers seeking customers. Such revenues are expected to result from fixed fees, transaction fees and marketing fees, or a combination thereof. The marketing fee is designed to be less than the equivalent cost of the advertising, direct mail, or other marketing programs required to reach potential customers. In practice, it is structured to be 50-75% of the cost of a direct mail campaign. The transaction fee results from a customer's decision to choose a particular supplier when using our information system. The transaction fees are due monthly.

     The two market considerations that create the opportunity to build a national organization offering customers information about their electricity choices are:

          o The electric utility industry is restructuring, which is likely to result in consumers having the ability to choose their electric supplier; and

          o The competition that will result from a deregulated electricity market will cause electric suppliers to seek an efficient and cost-effective means to reach residential and commercial consumers.

     To the extent customers choose a new supplier, they are likely to need information about their electric options. This information may be available from traditional sources, such as advertising programs, general media coverage, political discussion, and word of mouth. However, consumers wanting to exercise their right to choose an electric supplier may be hard-pressed to find an established information source that can assist them in making an informed decision. Our service intends to fill this void.

THE ELECTRIC INDUSTRY

     Overview. There are approximately three trillion kilowatt hours used in this country annually, divided almost equally between residential, commercial and industrial consumers. Measured by revenue, the residential and commercial users represent an approximate $160,000,000,000 annual industry. The difference between commercial and industrial consumers is that industrial customers are large-scale manufacturing concerns, while commercial users are primarily small businesses, commercial real estate and retail enterprises. However, the commercial sector acts like the residential sector and has been subjected to regulated pricing policies similar to those of residential customers. In contrast, industrial customers are treated differently. We anticipate that most of our revenue will be derived from the residential and commercial sectors.

     There are several secondary considerations that stand out as important to the future demand for our services.

          o Fragmentation. The electric industry is fragmented. No one company enjoys name recognition by more than a small percentage of customers. Even when a name is recognized, that recognition is concentrated in a confined geographic area. No company accounts for more than about 5% of total industry revenue. There are approximately 300 investor-owned utilities, which account for about three-quarters of the industry's revenue. However, even the largest of these are generally geographically isolated and have less than 5% of the national market. Unlike telephones, in the emerging electricity industry there are few, if any, identifiable electricity providers. Therefore, electric suppliers will seek to gain access to a large number of new customers. Being able to provide or facilitate such access will likely be a valuable resource to electric suppliers.

          o Information Vacuum. The electric consumer's working knowledge of electricity is limited. Once customers have a choice, some are likely to exercise it. In many cases they will want information about more than just their specific choices. We plan to serve this need as well.

          o Predictable Electric Use. The deregulation of telecommunications, principally telephones, has had a significant influence on consumer views. This may affect electricity in two ways. First, consumers are suspicious of a profusion of pricing schemes which, given the large number of anticipated new entrants, is likely to occur. Second, consumers perceive electric service as a network in which they may conveniently and routinely switch suppliers. Yet, unlike telephone usage, electricity use is consistent and predictable. This makes quantifying a consumer's choice of electric suppliers straightforward, enhancing comparison shopping while eliminating complexity.

WATTAGE MONITOR'S SERVICE.

     Overview.  Our efforts are centered around:

          o An information service for individual residential consumers;

          o A commercial service; and

          o Market research and information.

     All information is organized by zip code or sub-zip code. Sub-zip codes are used if more than one regulated utility serves the area to ensure that the information is directly relevant to each consumer. The schematic overview on the inside front cover page summarizes our services.

     Competition is new to the electric industry. Most consumers and most investors are unfamiliar with the industry and the factors that influence competition. Accordingly, a detailed description of the electric industry and the most common questions that arise when considering the topic for the first time are included in this business description.

     Residential Consumers. We provide residential consumers with objective, straightforward comparisons of their electric choices. Our services are available both through a toll-free telephone service and through the Internet at www.wattagemonitor.com. Both services are free to consumers.

     Commercial Consumers. Commercial electric consumers average approximately 5 times the electric consumption of the average residential consumer. Therefore, they need more detailed information than is provided to residential consumers. Through use of our information system, suppliers can convey information about themselves, their products and services and their contractual requirements. Our service is also free to commercial consumers.

     Research and Information. We intend to become a leading provider of analytical information regarding the electrical industry. We provide research on a fee basis, publish industry indicia, and distribute a newsletter. The latter activities are free and are designed to assist in building our name brand and industry recognition. The focus of this information is on competition, pricing, competitive trends and consumer behavior.

     The Wattage Monitor System. Our information system is designed to integrate a licensed data management and electronic commerce search engine with a licensed text management search engine to create an efficient information system. The system was designed to create a recognizable brand and convey objectivity, simplicity and consumer orientation. The data management capability of our information system maintains numeric data, including zip codes and prices. The text management capability provides topical information and text.

     Our information system required approximately 16 months and several million dollars to develop. By the time it was first released commercially in Pennsylvania in October 1998, all United States zip codes were in the system. If a consumer is in a state that does not yet have competition, entering that zip code will inform the consumer of his or her state's status, allow the consumer to register to receive periodic updates, and permit the consumer to use our information system to express opinions to governmental authorities regarding electric competition. If the zip code entered is for a state currently allowing competition, the specific choices available to each consumer are presented. In both cases, information and answers to frequently asked questions are available.

     Operational Experience. While not the first state to allow its citizens the option of choosing an electric supplier, Pennsylvania was the first state to do so and allow consumers significant savings. Accordingly, the first commercial release of our information system occurred in Pennsylvania on October 19, 1998. While there has been limited experience gained with our system elsewhere, over 90% of its use to date is by residents of Pennsylvania.

     Upon the deregulation of the electric industry in Pennsylvania, about 375,000 households switched suppliers immediately. This implies that over 10% of those who switched used our system to get their information. We consider this consumer response to be positive. Due in part to regulatory delays, active marketing by suppliers to consumers did not develop until October 1998. In our first week, 10,000 consumers used the service. For three months, the total number of electric consumers who used our information system exceeded 50,000. Usage subsequently declined as we expected, because the early market participants had made their initial choices.

     Today's System Status. With the release of WM 1.0 in October 1998, we experienced occasional performance difficulties. Programming, system design and hardware configuration problems became apparent once broad-based usage of the system began. Any difficulties were exacerbated by greater-than-anticipated use of the system by consumers. Two matters required more effort than the others to resolve: the structure of how we access certain data tables, and an error in the coding of zip codes with more than one regulated utility serving it. However, when viewed from the perspective of launching a system as large and complicated as this, the release of the system and its overall performance were acceptable.

     We have addressed substantially all of our operating problems. We have identified and implemented all the changes we consider feasible. The limitations of our system's operating flexibility and its hardware constraints have proven to be such that we currently support zip code-based pricing information in 5 states, and expect to continue to do so until WM 2.0 is released. As there are only seven states that allow consumers a choice today, and as there is little or no supplier activity in three of these states, this limitation does not materially impact our short-term ability to meet consumer needs. Further, even when limited to supporting 5 states, the system response time under certain user conditions exceeds our design targets. While neither is a serious impediment, they still detract from the efficiency and timeliness of delivering system information. The remaining system improvements and changes stemming from the insights gained from the use of our system are being incorporated into WM 2.0. There can be no assurance that these problems will not reappear, or that additional systems deficiencies are not subsequently identified.

     Wattage Monitor 2.0. Elimination of the constraints of WM 1.0 and an upgrade of our system is to be achieved with WM 2.0. Surveys of consumer satisfaction with our system, surveys of consumers who did not use our system, and the results of numerous focus groups are also incorporated in WM 2.0. It is scheduled for release in September 1999. Accordingly, we expect to be able to fully service all consumers in all states with competition upon the release of WM 2.0. However, we cannot be sure that we can maintain the scheduled release date or that complications or problems will not arise with WM 2.0.

     Proprietary Intellectual Property. We have applied to the Untied States Patent and Trademark Office for registration of the trademarks "Wattage Monitor," "WattMonitor," and "Kilowatt Monitor." They are currently pending.

     We have also applied for a patent relating to our information system and services. The law firm of Pennie & Edmonds, LLP acts as patent counsel. No action has been taken, nor comments received, on the patent application, which was filed on November 11, 1998. No assurances can be given when or if our patent application will be approved.

IMPLEMENTATION

     Consumer Awareness. We inform electric consumers of the existence of our information system by using billboards, drive time radio, links to other websites and public relations. The most cost-effective of these methods has been print media, particularly newspapers. Through editorial board meetings with over 75% of the Pennsylvania newspapers whose circulation exceeds 20,000, we have established our credibility. More than 50 major articles were written about us during a one-month span. Billboards and radio, while somewhat effective, have proven to be less useful than newspapers in informing consumers of our service. It is clear that consumer awareness and use of our system is also dependent upon the advertising programs of suppliers. The more frequently suppliers approach consumers, the greater the demand for the comparative information available from our system. Accordingly, use of our system is dependent upon the active, independent marketing efforts of suppliers.

     Finally, we actively solicit commercial customers to use our system. Informing commercial customers of our service involves out-bound telephone calls in addition to the awareness programs described above. No such calls are made to residential consumers. We cannot be certain that making consumers aware of our service will not be more costly or take longer than is currently anticipated.

     Consumer Acceptance. As noted, early consumer acceptance of our services in Pennsylvania was quite good. Our surveys of customer response have shown the following:

          o High levels of satisfaction with our service;

          o Great confusion about the process and consequences of switching suppliers;

          o A lack of information about how electricity is supplied and how competition is possible;

          o Reluctance to tackle the complexities of choosing a supplier, unfamiliar terms, unfamiliar suppliers, complicated rate structures and offers; and

          o Overwhelming support for competition as "a good thing."

     The rate at which consumers become familiar and comfortable with competition in the electric market will determine when they are willing to choose a supplier. This may determine when consumers decide to use our system. At this point, there can be no assurance as to the rate of acceptance of our service by consumers.

     Our system has also found supportive audiences among trade associations, community-based organizations, church groups and similar associations. It is anticipated that such groups will help create demand for our service and influence suppliers to participate.

     Supplier Awareness. Supplier participation has been gained through direct marketing efforts undertaken by us. These efforts are the responsibility of our direct sales force. We have signed contracts with 3 suppliers, are engaged in active negotiations with 8 suppliers and have active contracts with an additional 40 suppliers. While these are significant, we have found suppliers reluctant to contract with us for our services.

     Supplier Acceptance. There are various factors that we believe affect suppliers' reluctance to participate in our service. Four of the most important are:

          1. Market Immaturity--When Pennsylvania enacted legislation to create competition, the details of the market structure and the operating requirements to be met were left to the public utilities commission. They held hearings and began issuing regulations. That process is not complete, even today, making it difficult for suppliers to compete for customers when the exact rules of engagement are not yet established. The end result was that nearly 80 companies obtained licenses to compete, but only about 30 have sought customers. Many of the 30 competing suppliers are test marketing their product while waiting for the parameters of the industry to be defined. In such an environment, the need for our services arises only once the suppliers decide to proceed actively to attract customers.

          2. Consumer Behavior--While 100,000,000 households and 20,000,000 businesses use electricity, virtually none have ever chosen their electric supplier. Accordingly, there is no confidence as to how such customers will make those choices. Since our service represents a novel distribution channel, we are uncertain whether suppliers will use us before our system demonstrates its effectiveness. Most suppliers decided to begin their marketing efforts in Pennsylvania, using traditional marketing channels only.

          3. Organizational Immaturity--Most competing suppliers are newly created. This start-up nature of the companies in the electric market indicates that most were created by their founders to implement a particular approach to this market. Necessarily, we were not part of those plans because we didn't exist at the time. Most suppliers conclude they need to try the originally adopted approach before they either change directions or add a second approach, such as Wattage Monitor.

          4. Wattage Monitor's Credibility--Until we introduced our services in Pennsylvania, we could demonstrate our system for suppliers but had no track record and no live consumer experience. Suppliers were reluctant to contract for our services until we demonstrated our operational existence. Though the reluctance of suppliers seems to be slowly disappearing, the marketing of our service has become more difficult than originally anticipated. There can be no assurance that a sufficient number of suppliers can be enrolled to generate sufficient revenue to allow us to implement our plan.

STATE-BY-STATE STATUS

     Overview. The following tables summarize the status of state efforts to allow consumers a choice of electric suppliers.

                                                                                 NUMBER    RESIDENTIAL  COMMERCIAL
                                                                                  OF       ELECTRIC     ELECTRIC
CURRENT STATUS                                                                   STATES    CONSUMERS    CONSUMERS
------------------------------------------------------------------------------   ------    ---------    ----------
                                                                                           (MILLIONS)   (MILLIONS)
Enacted Legislation...........................................................     21          53            7
Pending Legislation...........................................................      4           9            1
Policy Development............................................................     19          38            5
No Substantial Activity.......................................................      6           7            1
                                                                                   --         ---           --
                                                                                   50         107           14

IMPLEMENTATION OF                                    1999          2000          2001          2002          2003
CONSUMER CHOICE                                   ----------    ----------    ----------    ----------    ----------
(MILLIONS OF CONSUMERS)(1)                        RES    COM    RES    COM    RES    COM    RES    COM    RES    COM
-----------------------------------------------   ---    ---    ---    ---    ---    ---    ---    ---    ---    ---
Enacted Legislation............................   23      3     27      4     34      5      53     7      53      7
Pending Legislation............................   --     --      2      0      6      1       9     1       9      1
Policy Development.............................    6      1      7      1      9      1      33     4      38      5
No Substantial Activity(2).....................    0      0      0      0      0      0       5     1       7      1
                                                  ---    ---    ---     --    ---     --    ---    ---    ---    ---
                                                  29      4     36      5     49      7     100    13     107     14

------------------

(1) The numbers reflected by this chart are estimates. There are no assurances that competition will be implemented by the dates indicated.

(2) Includes states whose policy is to delay implementation until required to implement it by the federal government

     Other Considerations. Many states are actively in the process of adopting competition for their electric industry. However, the timing of competition is not the only factor in determining how, and to what degree, demand for our information system will evolve. Demand for our service stems as much from how competition is introduced as when it is introduced. States are enacting legislation well in advance of implementing competition. While such legislation typically sets a time table for competition, it may also establish specific requirements of how competition is to be phased in. For instance, Pennsylvania adopted regulations which meant consumers could realize immediate savings. By contrast, California structured the phase-in of competition in a manner that did not permit consumers such savings. By 2004, a California consumer may see savings considerably greater than those available in Pennsylvania. Accordingly, the demand for our service will be determined by the timing of competition that individual states adopt as well as how it is phased in. There can be no assurance that the state-by-state phase-in plans will be sufficiently timely or competitive to allow demand for our service to develop.

DETAIL OF THE ELECTRIC UTILITY INDUSTRY AND COMPETITION

     Industry Background. The electric utility industry in the United States was structured as a regulated, local, geographically isolated, integrated supplier of electricity, which it regulates. Government granted each utility an exclusive license to serve all electric consumers in its territory. The 2 primary considerations leading to the adoption of the regulated monopoly structure were the science of transmission at the time the industry was formed and the critical role that electricity plays in a modern industrial economy.

     This first issue, science transmission, is straightforward. At the time the industry was forming, significant percentages of electricity were lost transmitting electricity even short distances. Therefore, it was critical to consume electricity near the location at which it was produced. As a result, the industry assumed both the local and integrated characteristics it currently possesses. However, just as science played an important role in how the electric industry was structured, it plays an important role in making deregulation possible. Over the course of the 20th century, the science of transmission has evolved from being a critical structuring determinate to becoming virtually irrelevant. Today's technology enables electricity to be transmitted 1,000 miles with less than a 1% loss. Accordingly, the need to consume electricity near the location at which it is produced no longer exists. This makes a national competitive industry technically feasible.

     The second factor was the important role that electricity played in the evolution of a modern industrial economy. The nexus between the growth of the United States economy and the demand for electricity has been largely in lockstep for the last 80 years. In some cases, electricity sales have continued to grow even in periods of recession. A comparison with other modern industrial economies indicates the same relationship between electric production/ consumption and economic growth. Therefore, government policy has long been to foster a sound electric industry.

     The industry came to be viewed as a natural monopoly. As such, it became regulated, and since it was essentially a local business it came to be regulated primarily at the local level. However, since huge capital investments were required, the regulated monopoly structure adopted eliminated much of the risk to investors of such investments, creating access to the large capital sums required. The prevailing model became regulation by the individual states, based on the cost of service plus a return on capital. As the electric industry approaches deregulation, it is a combination of private, public, cooperative and federal utilities. Private utilities, which are often investor-owned utilities, account for approximately 75% of all electric sales. State and local utilities, otherwise known as MUNI's, and cooperatives account for approximately the remaining 25%.

     Nearly 3,300 electric utilities currently exist, divided between 300 investor-owned companies, 2,000 MUNI's and 1,000 cooperatives. Of these, most do not produce power. Typically, they purchase the electrical power they distribute from either a nearby investor-owned utility or through a preferential purchase right to inexpensive federally produced power.

     The federal government's involvement in the electric industry is primarily as a generator and wholesaler. It produces about 20% of the electricity in the United States. Virtually all federal power is sold through one of the 4 federal power marketing agencies. These agencies serve all states except for those in the Northeast and the Upper Midwest.

     Market Today. Approximately three trillion kilowatt hours of electricity are produced and consumed annually by consumers typically classified as residential, commercial, and industrial. Residential customers are self-explanatory. Commercial customers represent small business, retail outlets and the like. Industrial customers are typically manufacturers. Broadly, each of these 3 customer classes represents about one-third of United States electricity consumption, or about one trillion kilowatt hours.

     The cost of electricity to residential, commercial and industrial customers varies across the United States. While you might expect the cost of producing electricity to be about the same everywhere, regulatory policies have created enormous regional and inter-regional differences in electricity pricing. Part of these differences arise because of differing fuel choices; for instance, coal in the Midwest but not in New England. Coal is generally considerably less expensive than natural gas as a fuel for electric power plants. Failed nuclear programs also account for much of the regional variability. Finally, state and local government policies contribute to price variability. Some states have taxes included in their electricity rates, while others have almost none.

     Nationwide residential per kilowatt hour rates range from a low of approximately $0.05 to a high of nearly $0.15. While the range for industrial customers is not as dramatic, it ranges from as low as approximately $0.03 a kilowatt hour to as high as approximately $0.09. Commercial rates tend to mirror residential rates, but at a slight discount. The national average for residential rates is $0.08; commercial rates average about $0.075; while industrial prices are typically below $0.05.

     Electric consumption is the other relevant determinate of industry revenue. As with rates, consumption tends to vary by region, based on weather conditions and the historical economics of electricity in the area. For instance, virtually the entire air conditioning load in the United States is electrical. Therefore, the warmer regions of the country have significant summer residential peaks, while the Pacific Northwest has little demand for electricity for air conditioning. For home heating purposes, natural gas or fuel oil is the heating preference in much of the Northeast and Midwest. Yet, because of historically low electricity prices in the Pacific Northwest, homes there are often heated by electricity. While the average residential use is approximately 10,000 kilowatt hours per year, it ranges from about 6,000 to about 14,000 kilowatt hours per year.

     Tomorrow's Structure. The electric utility industry has functioned as a regulated monopoly. While a political consensus in the United States has determined that this industry will be deregulated, the practical problems that arise in implementing deregulation, along with the issue of states' rights, mean the process will proceed more slowly than did deregulation in other industries.

     State legislation is usually required to permit competition. However, federal preemption is a possibility. Congress has bills pending in both the Senate and the House of Representatives mandating that states adopt legislation introducing competition.

     Economic and technological considerations also contribute to the drive toward competition. Improvements in generating technologies have made small power plants efficient and cost-effective. Therefore, an industrial customer has the option of making its own electricity with the same reliability achieved by its host electric utility. If the cost of electricity to an industrial customer exceeds the cost of making its own electricity by a wide enough margin, the customer is likely to make its own. This has had the effect of shifting costs to retail customers and lowering industrial rates. This shift occurs because of the nature of the regulatory compact which allows the regulated utility to recover all of its costs. When the price paid by an industrial customer is lowered, no reduction in the utility's cost occurs, so the rate to retail customers is raised by a like amount. Typically such shifts are politically unpopular.

     With competition, at least at the industrial level, occurring as a result of the technological changes, the shift of existing utility costs from industrial customers, who have a choice, to retail customers, who do not, becomes more widespread. Politicians believe that retail customers will be protected only by allowing retail competition. Furthermore, the federal government has proposed to preempt state regulation unless the states act separately and soon. Thus, market forces are driving deregulation.

     Electric industry competition traces its roots to 1978 with the passage of the Public Utilities Regulatory Policy Act. Thus, considerable history exists upon which to forecast the future. We believe that the future industry structure is generally predictable. It is only the timing of its implementation that is unknown. That transition also involves massive financial losses, because many utilities have old, inefficient or over-valued generating facilities, the costs of which have not yet been recovered from their customers. Such costs would be unrecoverable if they were to complete with newer, efficient power plants.

     In an open, competitive market for electricity, these plants would likely be closed or written-down to their market value. In the current regulatory environment, the costs associated with these over-valued plants are being recovered from consumers through higher-than-competitive market electricity prices. The impact of this over-valuation varies greatly by individual utility. Some have over-valued assets that are several times their equity and some have no over-valued assets. Moving immediately to open competition would likely bankrupt a number of existing utilities. Accordingly, the timing of the transition, which will also determine the rate at which demand for our service grows, is governed by the management of these overvalued assets and/or the allocation of those losses among customers, shareholders and taxpayers all of which occurs through the political process.

     In the end, we believe that the deregulated electric industry will be dominated by 3 types of organizations.

          o National generating companies that will own and operate power plants in a number of states and regions of the country. These enterprises will be much larger than today's utilities.

          o A class of companies will exist that will remain regulated that will own and operate transmission and distribution systems and act as the supplier of last resort. These transmission system owners will be common carriers accessible to all electric suppliers.

          o Electric Suppliers that will provide a variety of differentiated electricity services, some on a national basis. These suppliers or companies will function much like those that exist in the telephone industry today.

     The status of the development of each:

          1. National Generating Companies--Active competition to generate electricity began approximately 15 years ago. It occurred as an unintended consequence of legislation passed in reaction to the oil embargoes of the 1970s. The competition permitted certain electric power stations to be built and to operate free of regulation. Their electrical output was sold to existing, regulated electric utilities for distribution to their customers. These new companies demonstrated that it was possible, even while creating new technologies, to produce electricity less expensively than was being accomplished by many regulated utilities. In response, a consolidation among existing utilities has begun. Thus, competitive forces are currently creating national generating companies. Ultimately, these generating companies will compete based upon low capital cost and operating efficiencies. They will generate and sell kilowatt hours to the industrial wholesale market. They also sell electricity under contract to suppliers.

          2. Regulated Common Carriers--It seems certain that large regional or national companies will operate the electric grid. The grid is in place and has ample capacity. Open access, with transmission rates regulated primarily by the Federal Energy Regulatory Commission, are very likely. The capital requirements of such enterprises, and the significant problems relative to the acquisition of long-distance, high voltage transmission lines, mean that these enterprises are likely to be created from the disaggregation of the transmission assets of existing regulated electric utilities and their subsequent consolidation into regional nor national firms.

          3. Suppliers--We anticipate that there will be many end-use retail marketing companies. While numerous at first, only a few are likely to successfully develop a national presence. The economics of these national companies will be driven by:

             o The operating efficiencies of providing customers with service;

             o The advertising requirements of attracting and retaining customers, specifically including television advertising; and

             o The creation of differentiated electricity products.

               They are likely to be organized around market segments, not geography. These suppliers are the source of our revenues and the principal beneficiaries of our service.

THE TRANSMISSION OF ELECTRICITY

     Overview. Two of the most important considerations in the evolution of a competitive market for electricity are the legislative and regulatory requirements for transmission. Concern for transmission is also the first question generally asked by consumers and investors alike. The answer lies in an understanding of the physical nature of electricity transmission. Transmitting electricity is not like the transmission of the products of 2 other well known, recently deregulated industries: natural gas and telephones. In the case of natural gas, a physical commodity flows from one point to another along a predetermined route, known as the pipeline. Competition in this industry treated the pipeline itself as a regulated common carrier with open, non-discriminatory access to all that chose to use it, levying transportation charges based on the distance and other characteristics of the pipeline used. Conditions and fees for use of these pipelines are set by the Federal Energy Regulatory Commission. In the case of telephones, the telephone signal itself includes information on its destination. Coded at the front end of the call, the signal directs itself to its destination. Unlike natural gas, the telephone call is not a physical substance that flows, but rather a network energized by light or an electrical signal. The transmission characteristics of electricity are more like telephones than natural gas. However, they also have important differences.

     Understanding the nature of the transmission of electricity begins with a recognition that electricity is not a substance like natural gas and it does not flow from one point to another. Rather, the electric grid is energized and is in equilibrium. When electricity is drawn out of the system by a user, the grid is instantaneously re-equalized. Since the entire transmission system is interconnected, the ongoing equalization of the system is a natural phenomenon influenced constantly by various inputs to the system and consumer consumption. Accordingly, it is not possible to transmit electricity from one point to a user at another point.

     Perhaps the best analogy about what occurs physically in the electric transmission system is to imagine the grid in its energized state as the equivalent of an ocean of electrons. Individual power plants produce electricity and dump it into that ocean. They are the equivalent of rivers flowing into the sea. These rivers are numerous and individually large, but not infinite. Consumers are quite small in relation to the system, but they are everywhere. In a sense, their withdrawals from this sea of electricity is akin to evaporation.

     Water flowing into the ocean behaves as electricity does flowing into the grid. Neither retains an individual identity nor flows in a determinable direction. Consumers drawing electricity are extracting a homogenous, untraceable commodity. Impedance works as the equivalent of gravity. Just as gravity acts to keep the water level constant, impedance works to keep the electrical grid at a constant energy level.

     Thus, the physical nature of the transmission of electricity to serve consumers has 2 important differences from natural gas or telephones. First, it does not move from one point to another. Second, the distance from the producer to the consumer is irrelevant. It is just as easy to scoop a cup of water out of an ocean 200 miles at sea as it is to do near shore. The water level after the withdrawal is instantly equalized by water from an unidentifiable source.

     Future Regulations. Given these physical properties, the cost of transmission and access to the grid can be effectively accomplished by:

          o Making all suppliers responsible for inputs equal to their sales to consumers; and

          o Charging them a pro-rata fee for the volume, on a percentage basis, of the cost of the grid.

     Electric transmission is not currently regulated in this fashion. Current regulations pretend that electricity has point-to-point flow. Whether regulators can make the leap from the current framework to one consistent with the physics of electricity transmission at once is unlikely. However, transmission access and economic fairness are 2 overriding characteristics that may require federal preemption for a truly competitive market to develop.

     The experience in Pennsylvania has demonstrated the importance of transmission to a competitive market. With relatively equal market economics, consumers in Philadelphia, which is served by a well-developed, non-discriminatory transmission service, have nearly 5 times as many choices as those in Pittsburgh, where individually negotiated transmission agreements are used. In the end, how regulators structure the transmission market will significantly affect competing suppliers and, in turn, significantly influence the timing and demand for Wattage Monitor's service.

ELECTRIC COMPETITION PRECEDENTS

     European Experience. Two European countries have begun the process of deregulating their electric utility industry. This takes the form of privatization. The most common historical model for the organization of the electric industry even among western democracies, has been state ownership. The 2 recent examples of the state exiting the electric business and simultaneously creating a private, competitive industry are the United Kingdom and Holland.

     United Kingdom. In the privatization of its electric industry, the United Kingdom created 2 large power generators and aproximately 12 distribution companies serving designated geographic areas. While these originally had the characteristics of generators and distribution companies the law by which they were privatized did not so restrict their activities. Accordingly, distributors were afforded the opportunity to become generators in addition to their distribution activities and the generators were similarly free to pursue distribution. Cost went down, efficiencies up. Several mergers, both among themselves and with non-United Kingdom companies, occurred. It is likely that as more countries deregulate this industry, the creation of international electric companies will evolve.

     The Netherlands. Holland developed its electric industry with a profusion of municipal utilities. Virtually every city in Holland owned its own electric utility. When the law was changed to allow these local governments to sell such assets, a widespread consolidation of the industry occurred. Competition for customers among these newly created, privately owned utilities was significant. It became common for these companies to offer water, cable and telecommunication services, in addition to electricity, in an effort to be a single provider of all the household utility necessities.

     Summarizing the experience of both of these countries, several things are apparent:

          o Restructuring the utility industry leads to a period of active financial restructuring;

          o Efficiencies go up and the cost of electricity comes down;

          o The industry attracts new entrants;

          o Consumers find themselves with a choice of electric suppliers for the first time; and

          o It takes a quite some time for consumers to adjust to the new environment.

     All of these conditions provide fertile ground for our services, but also control the timing of when those services are required.

INSURANCE

     We maintain property and liability coverage with various insurers. We believe that such coverage is adequate for our needs and customary for information service companies of comparable size and maturity.

EMPLOYEES


     As of August 2, 1999, we employed 15 people and 20 contract employees to staff our toll-free telephone service at 1-888-WATTAGE. We believe that our relations with our employees are good.


PROPERTY

     We maintain offices in several locations, including:

          o San Rafael, California (1999 lease payments of $7,650) 1348 Fourth Street, Suite 210
            San Rafael, CA 94901

          o Reno, Nevada (1999, 2000, 2001 lease payments of $28,600, $29,350,
            $9,850 respectively)
            1100 Kietzke Lane
            Reno, NV 89502

          o Harrisburg, Pennsylvania (month-to-month rental)
            2033 Linglestown Road, #378
            Harrisburg, PA 17110

          o Washington, D.C. (month-to-month rental)
            601 Pennsylvania Avenue
            Suite 900
            Washington, D.C. 20004

     Our offices cover an aggregate of approximately 3,500 square feet. Required annual lease payments are: $36,250 for 1999, $29,350 for 2000, and $9,850 for 2001. In addition, we have offices provided by our employees in Boston, Massachusetts; Helena, Montana; and Dallas, Texas. No additional lease expenses are required under these arrangements with our employees.

LEGAL PROCEEDINGS

     Wattage Monitor is not a party to any legal proceedings.

                                   MANAGEMENT

     The following table sets forth certain information with respect to our directors and executive officers:

NAME                                             AGE    COMPANY POSITION AND OFFICES HELD
----------------------------------------------   ---    -----------------------------------------------
Stephen D. Klein..............................   38     Chairman of the Board of Directors
Gerald R. Alderson............................   52     President, Chief Executive Officer and Director
Joel Dumaresq.................................   34     Director
Alexander Ellis III...........................   48     Vice President--Marketing and Director
Ajmal Khan....................................   38     Director
Daniel I. DeWolf..............................   41     Secretary
Robert E. Forrest.............................   31     Vice President--Operations
John D. Westfield.............................   36     Vice President--Technology

     Stephen D. Klein, age 38, is the Chairman of the Board and a founder of Wattage Monitor. He is not an employee. Since 1990, he has been a Managing Partner and Director of Media and Interactive Services of Kirshenbaum Bond & Partners, one of the country's most successful independent advertising agencies. Mr. Klein is one of the advertising industry's pioneers in the integration of Internet media into brand-building marketing efforts. Mr. Klein received a B.A. in English from Columbia University.

     Gerald R. Alderson, age 52, is a founder and President of Wattage Monitor. Between 1982 and the founding of Wattage Monitor in mid-1997, Mr. Alderson held a variety of positions with Kenetech Corporation, including as its President and Chief Executive Officer. He received his B.A. from Occidental College and his M.B.A. from Harvard University Graduate School of Business Administration.

     Joel Dumaresq, age 34, is a director of Wattage Monitor. Mr. Dumaresq is an experienced business executive and investment banking specialist. Since 1996, Mr. Dumaresq has acted as an independent investor and currently sits on the Boards of Directors of a number of public and private companies. Since 1996, Mr. Dumaresq has also served as a Vice President of Verus Capital Corp. From 1994 to 1996, Mr. Dumaresq was President and Chief Executive Officer of Westair Aviation Inc., a full service, regional airline, and has served in various roles for a large investment banking firm. From 1987 to 1994, Mr. Dumaresq served as an institutional equity account representative with RDC Dominion Securities.

     Alexander Ellis III, age 48, has served as Vice President--Marketing for Wattage Monitor since its founding. Since 1990, Mr. Ellis held a number of management positions at Kenetech Corporation, including as its Vice President--Marketing. Between 1989 and 1990, he was Vice President Corporate Accounts at Knoll International, Inc. Mr. Ellis received his B.A. from Colorado College and his Masters in Public and Private Management from Yale School of Organization & Management.

     Ajmal Khan, age 38, is a director of Wattage Monitor. In 1987 Mr. Khan founded, and became the President of, Verus Capital Corp., a diversified investment group. Verus is involved in the ownership of hotels; venture capital financing; corporate acquisitions; and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October of 1998, he has also served as a director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Since July of 1998, Mr. Khan has served as a director of iParty Corp., a publicly-traded company dedicated to providing information and services with respect to coordinating events.

     Daniel I. DeWolf, age 41, is Secretary of Wattage Monitor. Since 1998,
Mr. DeWolf has served as Of Counsel to the law firm of Camhy Karlinsky & Stein LLP in New York, New York, and has led the Firm's New Media and E-Law Group. Since 1998, Mr. DeWolf also has served as a Managing Director of Dawntreader Fund I LP, a venture capital fund. From 1994 to 1998, Mr. DeWolf established and headed the Corporate and Securities practice group at Camhy Karlinsky & Stein LLP. His law practice specializes in venture capital, mergers and acquisitions, and securities transactions. Mr. DeWolf is a graduate of the University of Pennsylvania (cum laude) and the University of Pennsylvania School of Law.

     Robert E. Forrest, age 31, has served as Vice President--Operations for Wattage Monitor since March of 1998. Between May 1993 and his joining Wattage Monitor, Mr. Forrest held a variety of finance positions, including cost control and system development, principally in the food products industry. Since October 1995, in his most recent position, Mr. Forrest was the finance lead for all United States trade agreement negotiations for Burns Philp, Inc., a global food company. Mr. Forrest received his B.A. from the University of California at Los Angeles (magna cum laude).

     John D. Westfield, age 36, has served as Vice President--Technology for Wattage Monitor since April of 1998. Between December, 1996 and April, 1998,
Mr. Westfield was a Director of Special Programs for Computer Sciences Corporation. Between April, 1989 and November, 1996, he held a variety of management and information technology positions with American Airlines including responsibility for the design of the SABRE reservation system's internet interface. Mr. Westfield received a Bachelor's and Master's degree from The University of Texas, at Austin.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     During the last 5 years, none of the directors, executive officers or control persons of Wattage Monitor have been:

      o A party to a bankruptcy proceeding;

      o Convicted in a criminal proceeding;

      o Subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

      o Found to have violated a federal or state securities or commodities law.

DIRECTOR COMPENSATION

     Compensation of directors consists solely of reimbursement of their expenses for attending meetings. Additionally each director receives stock options to purchase 10,000 shares of our common stock on the date of the annual meeting of our shareholders except that in 1999 the grant will occur on September 30, 1999.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation awarded to our Chief Executive Officer and all of our executive officers who received compensation in excess of $100,000 for the fiscal years ended December 31, 1997 and December 31, 1998:

                                                                           ANNUAL                LONG TERM
                                                                        COMPENSATION         COMPENSATION AWARDS
NAME AND POSITION                                                YEAR      SALARY        SECURITIES UNDERLYING OPTIONS
--------------------------------------------------------------   ----    ------------    -----------------------------
Gerald R. Alderson ...........................................   1998      $137,500                      --
  President and Chief Executive Officer
Alexander Ellis, III .........................................   1998      $125,000                  75,000
  Vice President--Marketing                                      1997      $ 62,500                 225,000
John D. Westfield ............................................   1998      $136,215                 125,000
  Vice President--Technology

OPTION GRANTS IN 1998

     Set forth below is information on grants of stock options for our executive officers for the fiscal year ended December 31, 1998.

                                                                            INDIVIDUAL GRANTS(1)
                                                   ----------------------------------------------------------------------
                                                                   % OF TOTAL
                                                    NUMBER       OPTIONS GRANTED TO
                                                   OF OPTIONS      EMPLOYEES IN             EXERCISE        EXPIRATION
                      NAME                         GRANTED(2)      FISCAL YEAR           PRICE PER SHARE       DATE
------------------------------------------------   ----------    ------------------    ---------------    ---------------
Alexander Ellis, III(2)
  Granted Dec. 1998.............................     75,000              11%                $1.00              1/1/09
John D. Westfield(3)
  Granted Mar. 1998.............................     75,000              11%                $1.00              1/1/08
  Granted Dec. 1998.............................     50,000               7%                $1.00              1/1/09

------------------
(1) Represents contingent membership interests held in WattMonitor LLC, which were converted into stock options upon the completion of the reverse merger on February 26, 1999.

(2) The option was granted on December 2,1998 and is exercisable commencing on January 1, 2000.

(3) The options were granted on March 31,1998 and December 2, 1998 and are exercisable commencing on January 1, 1999 and January 1, 2000 respectively.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

     Set forth below is information with respect to the stock options held by our executive officers.

                                                                      NUMBER OF                 VALUE OF UNEXERCISED
                                        SHARES                     UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                       ACQUIRED       VALUE       AT DECEMBER 31, 1998          AT DECEMBER 31, 1998
               NAME                   ON EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
-----------------------------------   -----------    --------    -------------------------    --------------------------------
Alexander Ellis, III...............       --            --             75,000/225,000                         0
John D. Westfield..................       --            --                  0/125,000                         0

------------------
(1)  Calculated on a per share value of $1.00 per share at December 31, 1998

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     On January 1, 1998, WattMonitor LLC, as our predecessor, entered into an Employment Agreement with Mr. Alderson. On February 26, 1999, we assumed
Mr. Alderson's employment agreement. Mr. Alderson's initial employment term expires on December 31, 2000, but will be automatically renewed for an unlimited series of one-year periods unless either party notifies the other.

     Mr. Alderson currently receives a base salary of $150,000 per year, which is subject to an annual adjustment at the discretion of our board of directors. Under the terms of the agreement, Mr. Alderson is eligible to receive a bonus for services rendered, subject to the discretion of our board of directors. In the event we terminate Mr. Alderson's employment for any reason other than "for cause" after either achieving annual revenues of $10,000,000 or more, or receiving capital contributions in the aggregate of $10,000,000 or more, then Mr. Alderson will be entitled to receive a lump sum termination payment equal to two years' base salary.

     In the event we experience a change in control and Mr. Alderson resigns, or is terminated, within six months of the change in control Mr. Alderson will be entitled to receive two years base salary, payable in one lump sum. He will also be entitled to receive a payment equal to the greater of his bonuses for the three years prior to the termination or eighteen months base salary. In no event will this termination payment exceed 2.99 times Mr. Alderson's average annual cash compensation during the five years prior to his termination.

     We have no other employment contracts.

                          INCENTIVE COMPENSATION PLAN

     On April 19, 1999, our 1999 Incentive Compensation Plan was adopted by the Board of Directors.

OUR 1999 INCENTIVE COMPENSATION PLAN

     Under our 1999 Incentive Compensation Plan, key employees, officers, consultants and directors are given an opportunity to acquire our shares directly or through options or the right to receive cash awards from us.

     Our 1999 Incentive Compensation Plan provides for discretionary option grants, under which key employees, officers, and consultants may be granted options to purchase our shares of common stock at an exercise price not less than the fair market value of our shares on the grant date. The options granted under our 1999 Incentive Compensation Plan may be either incentive stock options designed to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options not intended to satisfy such requirements. Options may be granted to eligible individuals in our employ or service or in the service of any subsequent corporation.


     A total of 1,500,000 shares of common stock are reserved for issuance over the ten-year term of our 1999 Incentive Compensation Plan. As of August 2, 1999, there are 626,950 reserved shares of our common stock which remain available for issuance, and 873,050 shares of our common stock that are reserved for the exercise of existing grants.


     Options have maximum terms of ten years from the grant date. Options are not assignable or transferable other than by will or by the laws of inheritance. The option may be exercised only by the optionee. The optionee will not have any rights with respect to our shares of common stock underlying the options until the options are exercised and the option price is paid for the purchased shares. Our Board of Directors has the authority to cancel outstanding options in return for the grant of new options, stock or cash. Our 1999 Incentive Compensation Plan terminates on the earlier of April 19, 2009 or the date on which all the shares available for issuance have been issued or cancelled.


     As of August 2, 1999 executive officers and all other employees were eligible to participate. Three of the four executive officers and all other employees held options.


     If Wattage Monitor is acquired by merger, consolidation or asset sale, or there is a hostile change in control, each option granted under our 1999 Incentive Compensation Plan may be accelerated, and all unvested shares issued under the plan may be immediately vested.

                              CERTAIN TRANSACTIONS

     On August 14, 1998, RHL Ventures LLC loaned us $425,000. The loan is evidenced by a promissory note for $425,000, bearing interest at 12% per annum, and matures September 1, 2000. Simultaneously, we issued a warrant to RHL Ventures exercisable through August 1, 2005, to purchase 283,333 shares of our common stock at an exercise price of $1.50 per share. The warrant is exercisable immediately but has not yet been exercised. The note balance may be used to exercise the warrant. RHL Ventures LLC is one of our shareholders. Mr. Lessin, one of our shareholders, is the President and Chief Executive Officer of RHL Ventures.

     Between October 7, 1998 and January 18, 1999, Verus Capital Corp., on behalf of investors, advanced us an aggregate of $1,000,000. The right to this advance was subsequently assigned by the investors to Wattage Monitor Inc. prior to our merger in exchange for 2,750,000 shares of common stock. Upon the merger of Wattage Monitor Inc. and WattMonitor LLC, the advance became a payable to ourselves and was canceled. Mr. Khan is president of Verus and one of our directors.

     On December 29, 1998, RHL Ventures loaned us $150,000, with interest at 12% per annum. The note was repaid in February of 1999. Simultaneously, we issued a warrant to RHL Ventures exercisable through December 29, 2005, to purchase 100,000 shares of our common stock at an exercise price of $1.50 per share. The warrant was exercisable immediately. Mr. Lessin, one of our shareholders, is the President and Chief Executive Officer of RHL Ventures.

     On December 29, 1998, Gerald R. Alderson loaned us $50,000, with interest at 12% per annum. The note was repaid in March of 1999. Simultaneously, we issued a warrant to Mr. Alderson exercisable through December 29, 2005, to purchase 33,333 shares of our common stock at an exercise price of $1.50 per share. The warrant was exercisable immediately. Mr. Alderson is our President and Chief Executive Officer, as well as one of our directors.

     On December 29,1998, Stephen D. Klein loaned us $50,000, with interest at 12% per annum. The note was repaid in February of 1999. Simultaneously, we issued a warrant to Mr. Klein exercisable through December 29, 2005, to purchase 33,333 shares of our common stock at an exercise price of $1.50 per share. The warrant was exercisable immediately. Mr. Klein is the Chairman of our Board of Directors and a shareholder.

     For the period ended December 31, 1998, we paid approximately $132,000 for software development to Kirshenbaum Bond & Partners. During the same period, we also purchased approximately $112,000 of equipment from Kirshenbaum. Stephen D. Klein, a partner of Kirshenbaum, is one of our directors.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding beneficial ownership of our common stock as of August 2, 1999 as follows:


      o By each person who is known by Wattage Monitor to beneficially own more than 5% of Wattage Monitor's common stock, fully diluted;

      o By each of Wattage Monitor's directors;

      o By each officer named under the "Management--Executive
        Compensation--Summary Compensation Table"; and

      o By all officers and directors as a group.


     Beneficial ownership is determined in accordance with the rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by officers, directors and principal stockholders. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

     The table should be read in conjunction with the information that follows it. The percentages set forth in the table assume 11,207,966 shares of common stock outstanding as of August 2, 1999.


     Mr. Lessin, Mr. Alderson and Mr. Klein have entered into agreements with us under which they have agreed not to sell any of their shares prior to August 26, 1999 and not to sell more than 20% of their shares between August 27, 1999 and February 26, 2000.



     Mr. Lessin's beneficial ownership column includes 564,706 shares of common stock beneficially owned through RHL Ventures LLC, warrants to purchase an aggregate of 383,333 shares of common stock beneficially owned through RHL Ventures LLC, and 2,216,909 shares of common stock owned directly.



     Mr. Alderson's and Mr. Klein's beneficial ownership columns include warrants to purchase an aggregate of 66,666 shares of common stock beneficially owned.





     The aggregate amount for Mr. Dumaresq and Mr. Khan includes shares beneficially owned by Verus Capital Corp. which includes warrants to purchase 100,000 shares of common stock from Valiant Growth Fund, options to purchase 50,000 shares of Series A Preferred Stock or 50,000 shares of common stock underlying the Series A Preferred Stock and options to purchase 250,000 shares of Series B Preferred Stock or 250,000 shares of common stock underlying the Series B Preferred Stock. Mr. Dumaresq and Mr. Khan have the right to acquire 30% and 70% respectively, of the options or the underlying shares. Mr. Dumaresq and Mr. Khan each disclaim beneficial ownership of such shares.



     The numbers in Mr. Ellis' and Mr. Westfield's beneficial ownership columns represent options to purchase an aggregate of 175,000 shares of common stock, which are immediately exercisable. Does not include options to purchase an additional 250,000 shares of common stock, which are not currently exercisable.




     Mr. DeWolf is married to Pamela Ehrenkranz DeWolf, who owns 12,500 shares of common stock. Mr. DeWolf disclaims beneficial ownership of his wife's shares.

                                                                            NUMBER OF SHARES       PERCENTAGE OF
                                                                            OF COMMON STOCK          BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER                                       BENEFICIALLY OWNED       OWNERSHIP(1)
------------------------------------------------------------------------   ------------------    ----------------------
Robert H. Lessin .......................................................        3,164,948                 27.3%
  c/o Wit Capital
  826 Broadway, 6th Floor
  New York, NY 10003
Gerald R. Alderson .....................................................        1,935,243                 17.2%
  c/o Wattage Monitor
  1100 Kietzke Lane
  Reno, NV 89502
Stephen D. Klein .......................................................        1,303,920                 11.5%
  c/o Kirshenbaum Bond & Partners
  145 6th Avenue
  New York, NY 10013
Ajmal Kahn..............................................................          280,000                  2.4%
Alexander Ellis, III ...................................................          150,000                  1.3%
Joel Dumaresq...........................................................          120,000                  1.1%
John D. Westfield.......................................................           25,000                    *
Daniel I. DeWolf........................................................           12,500                    *
All Officers and Directors (7 persons)..................................        3,826,663                 32.9%

 *  Less than one percent (1%)

                              SELLING SHAREHOLDERS

     The following table shows for our shareholders the following information:

          o The number of shares of our common stock beneficially owned by them as of August 2, 1999 and covered by this prospectus; and


          o The number of shares of common stock to be retained after this offering, if any.



          o We assume no purchase in this offering by any shareholder listed below of any shares of our common stock.

          o Mr. Lessin, Mr. Alderson and Mr. Klein have entered into agreements with us, under which they have agreed not to sell any of their shares prior to August 26, 1999 and not to sell more than 20% of their shares between August 27, 1999 and February 26, 2000.

          o The number in Mr. Lessin's ownership column includes 319,542 shares of common stock beneficially owned through RHL Ventures and 1,971,744 shares of common stock owned directly.

          o The numbers in the column representing the number of shares beneficially owned after the offering by Mr. Lessin, Mr. Alderson, Mr. Klein and Valiant Growth Fund include warrants to purchase an aggregate of 549,999 shares of our common stock.

          o The numbers in the columns representing the number of shares owned prior to and registered in the offering by Alexander Ellis, Valiant Growth Fund, Orion Projects Limited, Delta Realty Limited, Vicki Center, Robert Forrest, John Westfield, Westin Machineries Pension S.A., Liegeman S.A., Alison Elliott, Bennet Finance Ltd., Dwight Patrick, John Vergoz, Benjamin Marshall, Jamey Gessaman, Robert Fitzgerald, Christopher Balthasar, Frederick Powell, and Michael Benzian include an aggregate of 391,650 shares of our common stock underlying an aggregate of 391,650 shares of our Series A Preferred Stock, convertible at any time, and an aggregate of 560,050 shares of our common stock underlying an aggregate of 560,050 options.

          o Ajmal Khan and Joel Dumaresq, two of our directors, beneficially own 70% and 30%, respectively, of Valiant Growth Fund.



                                                                                           COMMON STOCK
                                                                            ------------------------------------------
                                                                            NUMBER OF SHARES
                                                                             OWNED PRIOR TO
                                                                             AND REGISTERED      NUMBER OF SHARES
                                                                                  IN            BENEFICIALLY OWNED
NAME OF SELLING SHAREHOLDER                                                   THE OFFERING      AFTER THE OFFERING
-------------------------------------------------------------------------   ----------------    ----------------------
Robert H. Lessin.........................................................          747,188              2,417,760
Gerald R. Alderson.......................................................          747,188              1,188,055
Stephen D. Klein.........................................................          747,188                556,732
Jonathan Bond............................................................          397,059                      0
Richard Kirshenbaum......................................................          397,059                      0
Alexander Ellis..........................................................          300,000                      0
Valiant Growth Fund......................................................          250,000                100,000
Orion Projects Limited...................................................          250,000                      0
Delta Realty Limited.....................................................          250,000                      0
A.E.L.P..................................................................          220,588                      0
Gail Alderson............................................................          132,354                      0
Vicki L. Center..........................................................          125,000                      0
Robert E. Forrest........................................................          125,000                      0
John D. Westfield........................................................          125,000                      0
Alan J. Hirschfield GST Exemption Trust..................................          110,294                      0
Westin Machineries Pension S.A...........................................          108,350                      0
Liegemen, S.A............................................................          108,350                      0
Kenneth Hattich..........................................................          105,884                      0
Alison Elliott...........................................................           99,274                      0
Marcy Shockey............................................................           97,060                      0
Nigel Carr...............................................................           79,412                      0
William Oberlander.......................................................           78,706                      0
Anne Alderson............................................................           68,974                      0
Katherine Alderson.......................................................           68,824                      0
Kory Alderson............................................................           68,824                      0
John Merrill.............................................................           52,942                      0
Johnathen Cohen..........................................................           50,000                      0
Michael J. Marocc........................................................           44,118                      0
Rosemarie Ryan...........................................................           39,706                      0
Dorothy Piekarz..........................................................           37,030                      0
Laura Y. Hirschfield.....................................................           33,334                      0
Marc E. Hirschfield......................................................           33,333                      0
Scott E. Hirschfield.....................................................           33,333                      0
Bennet Finance Ltd.......................................................           33,300                      0
Dwight Patrick...........................................................           30,000                      0
John Vergoz..............................................................           30,000                      0
Benjamin Marshall........................................................           27,000                      0
Christine M. Ruppert / Martin E. Karlinsky, as joint tenants.............           17,648                      0
Jamey Gessaman...........................................................           15,450                      0
Robert Fitzgerald........................................................           15,000                      0
Pamela Ehrenkranz DeWolf.................................................           12,500                      0
Christopher Balthasar....................................................            7,650                      0
Frederick S. Powell......................................................            5,000                      0
Michael R. Benzian.......................................................            4,500                      0
Caryn Bailey.............................................................            4,000                      0
Deborah Annex............................................................            1,148                      0
Elaine Connolly..........................................................              900                      0

                             PLAN OF DISTRIBUTION

     We are registering the shares of our common stock covered by this prospectus.

     We will pay the costs, expenses, and fees of registering the common stock, but our shareholders will pay any underwriting or brokerage commissions and similar selling expenses relating to the sale of shares of their common stock.

     Our shareholders may sell our common stock at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, which may change. Our shareholders may sell some or all of their common stock through:

          o Ordinary brokers' transactions, which may include long or short sales;

          o Purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

          o Market makers or into an existing market for the common stock;

          o Transactions in options, swaps or other derivatives; or

          o Any combination of the selling options described in this prospectus, or by any other legally available means.

     In addition, our shareholders may enter into hedging transactions with broker-dealers, who may engage in short sales of our common stock in the course of hedging the positions they assume. Finally, our shareholders may enter into options or other transactions with broker-dealers that require the delivery of our common stock to those broker-dealers. Subsequently, the shares may be resold under this prospectus.

     In their selling activities, our shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including Regulation M, which may limit the timing of purchases and sales of our common stock by our shareholders.

     Those of our shareholders and any broker-dealers involved in the sale or resale of our common stock may qualify as "underwriters" within the meaning of
Section 2 (11) of the Securities Act of 1933. In addition, the broker-dealers' commissions, discounts, or concessions may qualify as underwriters' compensation under the Securities Act of 1933. If any broker-dealer or any of our shareholders qualify as an "underwriter," they will be subject to the prospectus delivery requirements of Section 153 of the Securities Act of 1933.

     In conjunction with sales to or through brokers, dealers or agents, our shareholders may agree to indemnify such brokers, dealers or agents against liabilities arising under the Securities Act of 1933. We do not know of any existing arrangements between our shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock.

     In addition to selling their common stock under this prospectus, our shareholders may:

          o Transfer their common stock in other ways not involving market makers or established trading markets, including by gift, distribution or other transfer; or

          o Sell their common stock under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144.

     We have advised our shareholders that, during the time each is engaged in distribution of their common stock, each must comply with Rule 10b-5 and Regulation M under the Securities Exchange Act of 1934. They must do all of the following under those rules:

          o Not engage in any stabilization activity in connection with our common stock;

          o Furnish each broker who may be offering our common stock on behalf of our shareholders the number of copies of this prospectus required by each broker; and

          o Not bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock, other than as permitted under the Securities Exchange Act of 1934.

     Any of our shareholders who may be "affiliated purchasers," as defined in Regulation M, have been further advised that they must coordinate their sales under this prospectus with each other and us for the purposes of Regulation M.

     To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

          o The name of any such broker-dealers;

          o The number of securities involved;

          o The price at which such securities are to be sold;

          o The commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

          o That such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, as supplemented; and

          o Other facts material to the transaction.

     There is no assurance that any of our shareholders will sell any of our common stock.

     We have agreed to keep the registration statement relating to the offering and sale by our shareholders continuously effective until the earlier of the sale of all our common stock or 12 months from the date of this prospectus.

                        DESCRIPTION OF THE CAPITAL STOCK

     The authorized capital stock of Wattage Monitor consists of common stock, preferred stock and warrants to acquire common stock as set forth below:

     Our authorized capital stock consists of 25,000,000 shares of our common stock, par value $.01 per share, and 5,000,000 shares of our preferred stock, par value $.01 per share.

COMMON STOCK


     Our authorized common stock consists of 25,000,000 shares of common stock. As of August 2, 1999, we had issued and outstanding 11,207,966 shares of common stock. As of August 2, 1999, there were approximately 55 holders of record of our common stock. In addition, we have reserved the following shares of common stock:


          o 1,000,000 shares of our common stock for conversion of our issued and outstanding Series A Preferred Stock;

          o 1,500,000 shares of our common stock under our 1999 Incentive Compensation Plan;

          o 450,000 shares of our common stock for existing warrants; and

          o 3,500,000 shares of our common stock for conversion of our Series B preferred stock, which shares shall be issued and outstanding upon the exercise of existing warrants.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     We are authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. As of February 26, 1999, 1,000,000 shares of our Series A 6% preferred stock were issued and outstanding, held by 6 registered holders. The holders of our Series A 6% preferred stock have voting power equal to the voting power the preferred stock would provide if the preferred stock were converted into shares of our common stock, and such other voting power as is expressly provided under Nevada law. Each share of our Series A preferred stock is convertible into one share of our common stock. Such conversion may occur at the option of the holders of Series A preferred stock, however, such conversion will automatically occur upon the exercise of the warrants to purchase shares of our Series B preferred stock.

     Pursuant to our articles of incorporation, our board of directors has the authority, without further action by the shareholders, to issue our preferred stock in one or more series of preferred stock and to fix the designation, powers, preferences, privileges and relative participating, optional or special rights of such stock, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, may issue preferred stock with voting, conversion of other rights that could adversely affect the voting power and other rights of the holder of common stock. Therefore, our preferred stock may be issued quickly, with terms that may delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock.

WARRANTS

     We have issued four warrants to purchase an aggregate of 450,000 shares of our common stock at an exercise price of $1.50 per share. The warrants expire on December 29, 2005, and are exercisable at any time. We have also issued one warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. This warrant expires on February 26, 2005, and is exercisable at any time. The warrants do not confer upon the holders any voting or other rights of our shareholders.

     We also have issued 1,000,000 Series B warrants to purchase an aggregate of 3,500,000 shares of our Series B preferred stock. The Series B warrants expire on December 15, 1999, and are exercisable as of August 26, 1999. Each Series B warrant allows the owner to purchase 3.5 shares of Series B preferred stock at a price of $1.00 per share. Upon issuance, each share of Series B preferred stock will be convertible into 3.5 shares of our common stock. The Series B preferred stock will have no voting power, except as expressly provided under Nevada Law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Wattage Monitor's Common Stock is American Securities Transfer & Trust, Inc. As neither the convertible preferred stock, the warrants nor the options is registered, Wattage Monitor acts as its own Transfer Agent and Registrar as to such securities.

                        SHARES ELIGIBLE FOR FUTURE SALE


     We currently have 11,207,966 shares of common stock outstanding. All of them are freely tradeable without restriction or further registration under the Securities Act of 1933. In addition, 1,000,000 shares of our common stock underlying the shares of Series A preferred stock will, upon conversion of the Series A preferred stock, be freely tradeable without restriction or further registration. Also, 840,050 shares of our common stock underlying the options will, upon exercise of the options, be freely tradeable without restriction or further registration. However, any shares purchased by an affiliate of ours will be subject to the resale limitations of Rule 144 under the Securities Act of 1933. An affiliate is a person who has a control relationship with us. The remaining shares of common stock are with us. Rule 144 provides that a person who has satisfied a one-year holding period for any restricted shares may sell within any three-month period an amount of restricted shares that does not exceed the greater of:


          o One percent of that class of outstanding shares; or

          o The average weekly trading volume of our common stock.

     Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. In addition, under Rule 144, persons who are not affiliated with us and who have held their restricted shares for at least 2 years are not subject to the quantity limitations or the manner of sale restrictions.

     Gerald R. Alderson, Stephen D. Klein, Robert H. Lessin and RHL Ventures LLC have agreed not to sell or otherwise dispose of any of their shares of common stock until August 26, 1999. From August 27, 1999 through February 26, 2000, they have agreed to sell no more than 20% of their individual holdings.

                                 LEGAL MATTERS

     The validity of the common stock offered under this prospectus will be passed upon for us by our counsel, Camhy Karlinsky & Stein LLP, New York, New York. A partner of Camhy Karlinsky & Stein LLP owns, as a joint tenant, 17,648 shares of our common stock. Another partner of Camhy Karlinsky & Stein LLP may be deemed to have beneficial ownership of 1,148 shares of our common stock, although such beneficial ownership is disclaimed. In addition, two other attorneys of Camhy Karlinsky & Stein LLP may be deemed to have beneficial ownership of 12,500 shares and 4,000 shares of our common stock, respectively, although such beneficial ownership is disclaimed by both attorneys.

                                    EXPERTS

     The financial statements of WattMonitor LLC as of December 31, 1998, and for the period from inception through December 31, 1997 and year ended
December 31, 1998, included in this registration statement, have been included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of Grant Thornton LLP as experts in accounting and auditing.

                       DISCLOSURE OF COMPANY POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Wattage Monitor's certificate of incorporation and by-laws provide that Wattage Monitor shall indemnify all directors and officers of Wattage Monitor to the fullest extent permitted by Nevada law. Under such provisions, any director or officer, who in his capacity as such is made or threatened to be made, party to any suit or proceeding, shall be indemnified if it is determined that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Wattage Monitor. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling Wattage Monitor pursuant to the foregoing provision, or otherwise, Wattage Monitor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     Wattage Monitor maintains directors' and officers' liability insurance providing aggregate coverage of $5,000,000.

                             AVAILABLE INFORMATION

     We will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied, at the Public Reference Room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Northeast Regional Office of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at the Midwest Regional Office of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings will also be available to the public from the Commission's website at http://www.sec.gov.

     We have filed a registration statement with the Commission on Form SB-2, under the Securities Act of 1933, with respect to the securities described in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. For further information about us and the common stock described by this prospectus, reference is made to the registration statement and to the exhibits and schedules filed with it, copies of which can be inspected at, or obtained from, the Public Reference Room.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants.....................................    F-2
Balance Sheets.........................................................................    F-3
Statements of Operations...............................................................    F-4
Statements of Stockholders' Equity (Deficit)...........................................    F-5
Statements of Cash Flows...............................................................    F-7
Notes to Financial Statements..........................................................    F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Wattage Monitor Inc.

We have audited the accompanying balance sheet of Wattage Monitor Inc. (a development stage company) as of December 31, 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from inception (July 1, 1997) through December 31, 1997 and for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wattage Monitor Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (July 1, 1997) through December 31, 1997 and for year ended December 31, 1998 in conformity with generally accepted accounting principles.


GRANT THORNTON LLP
Reno, Nevada
April 15, 1999

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                    ASSETS
                                                                                   DECEMBER 31, 1998    JUNE 30, 1999
                                                                                   -----------------    -------------
                                                                                                         (UNAUDITED)
Current assets
  Cash and cash equivalents.....................................................     $     137,688       $ 1,674,759
  Prepaid expenses..............................................................             3,386            60,855
                                                                                     -------------       -----------
     Total current assets.......................................................           141,074         1,735,614
                                                                                     -------------       -----------
Property and Equipment, net.....................................................           620,728           837,629
                                                                                     -------------       -----------
Other Assets
  Software licenses.............................................................            45,000            33,750
  Deferred offering costs.......................................................            48,670                --
  Patents and Trademarks........................................................            19,650            28,285
  Deposits......................................................................             3,333             3,533
                                                                                     -------------       -----------
     Total other assets.........................................................           116,653            65,568
                                                                                     -------------       -----------
                                                                                     $     878,455       $ 2,638,811
                                                                                     -------------       -----------
                                                                                     -------------       -----------

                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Accounts payable..............................................................     $     486,190       $   270,341
  Accrued liabilities...........................................................            12,500            38,563
  Accrued interest..............................................................            25,389            44,363
  Notes payable--related parties................................................           304,000                --
                                                                                     -------------       -----------
     Total current liabilities..................................................           828,079           353,267
                                                                                     -------------       -----------
Notes Payable--related parties--long-term.......................................           925,000           425,000
                                                                                     -------------       -----------
Commitments.....................................................................                --                --
                                                                                     -------------       -----------
Stockholders' Equity (Deficit)
  Preferred stock, Series A, 6% cumulative, convertible; $0.01 par value,
     5,000,000 shares authorized, 1,000,000 shares issued and outstanding
     as of June 30, 1999........................................................                --            10,000
  Common stock, $0.01 par value, 25,000,000 shares authorized,
     7,500,000 and 11,207,966 shares issued and outstanding as of
     December 31, 1998 and June 30, 1999........................................            75,000           112,080
  Additional paid-in capital....................................................         2,204,710         7,564,879
  Deficit accumulated during the development stages.............................        (2,769,334)       (5,826,415)
  Unamortized discount on debt..................................................          (385,000)               --
                                                                                     -------------       -----------
  Total stockholders' equity (deficit)..........................................          (874,624)        1,860,544
                                                                                     -------------       -----------
                                                                                     $     878,455       $ 2,638,811
                                                                                     -------------       -----------
                                                                                     -------------       -----------

        The accompanying notes are an integral part of these statements.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                                                         CUMULATIVE
                                                                                                       FROM INCEPTION
                                      INCEPTION                               SIX MONTHS ENDED         (JULY 1, 1997)
                                  (JULY 1, 1997) TO     YEAR ENDED                 JUNE 30,                  TO
                                  DECEMBER 31, 1997   DECEMBER 31, 1998      1998           1999        JUNE 30, 1999
                                  -----------------   -----------------   -----------   -------------   ----------------
                                                                          (UNAUDITED)   (UNAUDITED)      (UNAUDITED)
Operating expenses
  Telecommunications............     $        --         $   349,246      $    47,916    $   428,358      $    777,604
  System development............          15,311             442,682          107,850        278,989           736,982
  Marketing.....................              --             462,464          156,386        354,545           817,009
  General and administrative....         162,873             797,617          296,319        703,076         1,663,566
  Depreciation and
    amortization................           1,059              28,493            7,760         43,012            72,564
                                     -----------         -----------      -----------    -----------      ------------
    Net loss from operations....        (179,243)         (2,080,502)        (616,231)    (1,807,980)       (4,067,725)
                                     -----------         -----------      -----------    -----------      ------------
Other income (expense)
  Interest expense..............              --            (520,389)              --     (1,285,486)       (1,805,875)
  Interest and dividend income..           1,308               9,492            5,585         36,385            47,185
                                     -----------         -----------      -----------    -----------      ------------
                                           1,308            (510,897)           5,585     (1,249,101)       (1,758,690)
                                     -----------         -----------      -----------    -----------      ------------
    Net Loss....................        (177,935)         (2,591,399)        (610,646)    (3,057,081)       (5,826,415)
                                     -----------         -----------      -----------    -----------      ------------
                                     -----------         -----------      -----------    -----------      ------------
Preferred stock dividend........              --                  --               --        (62,500)          (62,500)
                                     -----------         -----------      -----------    -----------      ------------
    Net loss on common shares...     $  (177,935)        $(2,591,399)     $  (610,646)   $(3,119,581)     $ (5,888,915)
                                     -----------         -----------      -----------    -----------      ------------
                                     -----------         -----------      -----------    -----------      ------------
Loss per common share...........     $     (0.03)        $     (0.36)     $     (0.09)   $     (0.31)     $      (0.76)
                                     -----------         -----------      -----------    -----------      ------------
                                     -----------         -----------      -----------    -----------      ------------
Weighted average number of
  common shares outstanding.....       6,650,000           7,287,500        7,055,000     10,006,254         7,750,720
                                     -----------         -----------      -----------    -----------      ------------
                                     -----------         -----------      -----------    -----------      ------------

        The accompanying notes are an integral part of these statements.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                          CLASS I                    CLASS II
                                      MEMBERSHIP UNITS            MEMBERSHIP UNITS             COMMON STOCK
                                  ------------------------     ----------------------     ----------------------
                                    UNITS         AMOUNT        UNITS        AMOUNT         SHARES       AMOUNT
                                  ----------     ---------     --------     ---------     ----------     -------
Inception, July 1, 1997.......            --     $      --           --     $      --             --     $    --
  Issuance of membership
     units....................     5,000,000       450,000           --            --             --          --
  Net loss....................            --            --           --            --             --          --
                                  ----------     ---------     --------     ---------     ----------     -------
Balances, December 31,
  1997........................     5,000,000       450,000           --            --             --          --
  Issuance of membership
     units--net of offering
     costs....................            --            --      666,667       949,710             --          --
  Beneficial conversion
     feature on debt..........            --            --           --            --             --          --
  Amortization of discount on
     debt.....................            --            --           --            --             --          --
  Net loss....................            --            --           --            --             --          --
  Recapitalization............    (5,000,000)     (450,000)    (666,667)     (949,710)     7,500,000      75,000
                                  ----------     ---------     --------     ---------     ----------     -------
Balances, December 31,
  1998........................            --     $      --           --     $      --      7,500,000     $75,000
                                  ----------     ---------     --------     ---------     ----------     -------
                                  ----------     ---------     --------     ---------     ----------     -------

                                                                                             DEFICIT
                                        SERIES A                                           ACCUMULATED
                                     PREFERRED STOCK        ADDITIONAL     UNAMORTIZED     DURING THE
                                  ---------------------      PAID-IN        DISCOUNT       DEVELOPMENT
                                   SHARES       AMOUNT       CAPITAL        ON DEBT           STAGE           TOTAL
                                  --------     --------     ----------     -----------     -----------     -----------
Inception, July 1, 1997.......          --     $     --     $       --      $      --      $        --     $        --
  Issuance of membership
     units....................          --           --             --             --               --         450,000
  Net loss....................          --           --             --             --         (177,935)       (177,935)
                                  --------     --------     ----------      ---------      -----------     -----------
Balances, December 31,
  1997........................          --           --             --             --         (177,935)        272,065
  Issuance of membership
     units--net of offering
     costs....................          --           --             --             --               --         949,710
  Beneficial conversion
     feature on debt..........          --           --        880,000       (880,000)              --              --
  Amortization of discount on
     debt.....................          --           --             --        495,000               --         495,000
  Net loss....................          --           --             --             --       (2,591,399)     (2,591,399)
  Recapitalization............          --           --      1,324,710             --               --              --
                                  --------     --------     ----------      ---------      -----------     -----------
Balances, December 31,
  1998........................          --     $     --     $2,204,710      $(385,000)     $(2,769,334)    $  (874,624)
                                  --------     --------     ----------      ---------      -----------     -----------
                                  --------     --------     ----------      ---------      -----------     -----------


        The accompanying notes are an integral part of these statements.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)
           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED


                                          CLASS I                    CLASS II
                                      MEMBERSHIP UNITS            MEMBERSHIP UNITS             COMMON STOCK
                                  ------------------------     ----------------------     -----------------------
                                    UNITS         AMOUNT        UNITS        AMOUNT         SHARES        AMOUNT
                                  ----------     ---------     --------     ---------     ----------     --------
Sale of common stock..........            --     $      --           --     $      --        707,366     $  7,074
Exercise of stock options.....            --            --           --            --            600            6
Conversion of convertible
  debt........................            --            --           --            --      2,750,000       27,500
Acquisition of Wattage
  Monitor, Inc.--net of
  offering costs..............            --            --           --            --        250,000        2,500
Beneficial conversion feature
  on debt.....................            --            --           --            --             --           --
Amortization of discount
  on debt.....................            --            --           --            --             --           --
Net loss......................            --            --           --            --             --           --
                                  ----------     ---------     --------     ---------     ----------     --------
Balances, June 30, 1999
  (Unaudited).................            --     $      --           --     $      --     11,207,966     $112,080
                                  ----------     ---------     --------     ---------     ----------     --------
                                  ----------     ---------     --------     ---------     ----------     --------

                                                                                              DEFICIT
                                         SERIES A                                           ACCUMULATED
                                     PREFERRED STOCK         ADDITIONAL     UNAMORTIZED     DURING THE
                                  ----------------------      PAID-IN        DISCOUNT       DEVELOPMENT
                                    SHARES       AMOUNT       CAPITAL        ON DEBT           STAGE           TOTAL
                                  ----------     -------     ----------     -----------     -----------     -----------
Sale of common stock..........            --     $    --     $  700,292      $      --      $        --     $   707,366
Exercise of stock options.....            --          --            593             --               --             599
Conversion of convertible
  debt........................            --          --        972,500             --               --       1,000,000
Acquisition of Wattage
  Monitor, Inc.--net of
  offering costs..............     1,000,000      10,000      2,806,784             --               --       2,819,284
Beneficial conversion feature
  on debt.....................            --          --        880,000       (880,000)              --              --
Amortization of discount
  on debt.....................            --          --             --      1,265,000               --       1,265,000
Net loss......................            --          --             --             --       (3,057,081)     (3,057,081)
                                  ----------     -------     ----------      ---------      -----------     -----------
Balances, June 30, 1999
  (Unaudited).................     1,000,000     $10,000     $7,564,879      $      --      $(5,826,415)    $ 1,860,544
                                  ----------     -------     ----------      ---------      -----------     -----------
                                  ----------     -------     ----------      ---------      -----------     -----------


        The accompanying notes are an integral part of these statements.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                                     SIX MONTHS ENDED        CUMULATIVE FROM
                                          INCEPTION                                      JUNE 30,            INCEPTION (JULY
                                        (JULY 1, 1997) TO     YEAR ENDED        --------------------------   1, 1997) TO JUNE
                                        DECEMBER 31, 1997   DECEMBER 31, 1998      1998           1999           30, 1999
                                        -----------------   -----------------   -----------   ------------   -----------------
                                                                                (UNAUDITED)   (UNAUDITED)       (UNAUDITED)
Cash flows from operating activities:
  Net loss............................     $  (177,935)       $  (2,591,399)    $ (610,646)   $ (3,057,081)    $  (5,826,415)
                                           -----------        -------------     -----------   ------------     -------------
    Adjustments to reconcile net loss
      to net cash used in operating
      activities:
      Write off of software license...              --              184,875             --              --           184,875
      Amortization of discount on
         debt.........................              --              495,000             --       1,265,000         1,760,000
      Depreciation and amortization...           1,059               28,493          7,760          43,012            72,564
      Changes in:
         Prepaid expenses.............         (65,250)              61,865         58,650         (57,469)          (60,854)
         Other assets.................          (2,725)             (20,258)       (10,253)         (8,835)          (31,818)
         Accounts payable.............              --              113,059         53,284        (109,350)            3,709
         Accrued liabilities..........              --               12,500         15,768          26,063            38,563
         Accrued interest.............              --               25,389             --          18,974            44,363
                                           -----------        -------------     -----------   ------------     -------------
           Total adjustments..........         (66,916)             900,923        125,209       1,177,395         2,011,402
                                           -----------        -------------     -----------   ------------     -------------
           Net cash used in operating
             activities...............        (244,851)          (1,690,476)      (485,437)     (1,879,686)       (3,815,013)
                                           -----------        -------------     -----------   ------------     -------------
Cash flows from investing activities:
  Acquisitions of property and
    equipment.........................        (109,355)            (397,670)      (354,959)       (355,163)         (862,188)
                                           -----------        -------------     -----------   ------------     -------------
Cash flows from financing activities:
  Deferred offering costs.............              --              (48,670)            --          48,670                --
  Issuance of membership units........         450,000              949,710        949,710              --         1,399,710
  Issuance of notes payable to related
    parties...........................              --            1,229,000             --         500,000         1,729,000
  Payments on notes payable to related
    parties...........................              --                   --             --              --                --
  Acquisition of Wattage Monitor Inc.               --                   --             --       2,819,284         2,819,284
  Common stock issued.................              --                   --             --         707,366           707,366
  Stock options exercised.............              --                   --             --             600               600
    Net cash provided by financing
         activities...................         450,000            2,130,040        949,710       3,771,920         6,351,960
                                           -----------        -------------     -----------   ------------     -------------
    Net Increase in Cash and Cash
      Equivalents.....................          95,794               41,894        109,314       1,537,071         1,674,759
Cash and cash equivalents--beginning
  of period...........................              --               95,794         95,794         137,688                --
                                           -----------        -------------     -----------   ------------     -------------
Cash and cash equivalents--end of
  period..............................     $    95,794        $     137,688     $  205,108    $  1,674,759     $   1,674,759
                                           -----------        -------------     -----------   ------------     -------------
                                           -----------        -------------     -----------   ------------     -------------
Supplemental disclosure of non-cash
  investing and financing activities:
  Software license agreement and
    development costs included in
    accounts payable..................     $   174,968        $     198,161     $  106,945    $     25,309     $     398,438
                                           -----------        -------------     -----------   ------------     -------------
                                           -----------        -------------     -----------   ------------     -------------
  Notes payable converted to equity...     $        --        $          --     $       --    $  1,000,000     $   1,000,000
                                           -----------        -------------     -----------   ------------     -------------
                                           -----------        -------------     -----------   ------------     -------------


        The accompanying notes are an integral part of these statements.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE A--SUMMARY OF ACCOUNTING POLICIES AND NATURE OF BUSINESS

1. ORGANIZATION AND NATURE OF BUSINESS

     The Company was organized by its members on July 1, 1997 in Delaware. The Company is a development stage enterprise and provides electrical rate information to commercial and residential consumers nationwide. Revenue is anticipated to come primarily from referral fees and commissions charged to electricity suppliers who offer their products and service through the Company. On February 26, 1999, Wattage Monitor Inc. (a Nevada corporation) acquired all of the membership units of the Company. For accounting purposes, the acquisition is treated as a recapitalization with the Company as the acquirer (a reverse acquisition). Pro forma information is not presented since the acquisition is not a business combination. The financial statements give retroactive effect to the conversion of members' equity into common stock to reflect the recapitalization.

2. INTERIM FINANCIAL STATEMENTS

     The financial statements for the six months ended June 30, 1999 and 1998 are unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Company's financial position and results of operations for such periods have been included. The results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

3. CASH EQUIVALENTS


     The Company considers all short-term investments with original maturities of ninety days or less to be cash equivalents.


4. DEPRECIATION AND AMORTIZATION

     Depreciation and amortization sufficient to relate the cost of depreciable assets to operations over their estimated service lives is provided using the straight-line method of depreciation.

5. SOFTWARE LICENSE AND DEVELOPMENT COSTS

     The Company has entered into several software license agreements to enable customers to access information and order services provided via the internet. Some of these agreements require the Company to pay an annual maintenance fee. Additionally, the Company incurs software development costs to tailor such software to its specific requirements. Such customization costs when internally incurred are expensed and when purchased from third parties are capitalized. License and development costs are amortized straight-line over three years while maintenance fees are charged to expense ratably over the contract period. Periodically, management evaluates the estimated useful life of intangible assets based on projected future undiscounted cash flows.

     The Company intends to provide its information services principally over the internet through both licensed and custom software. Licensee fees paid were $184,475 and $45,000 for the years ended December 31, 1997 and 1998, respectively. License fees paid were $45,000 and $0 for the six months ended June 30, 1998 and 1999, respectively. In addition, the Company capitalized third party payments for software customization of $71,000 and $458,000 for the years ended December 31, 1997 and 1998. Capitalized third-party payments for software customization were $336,000 and $341,000 for the six months ended June 30, 1998 and 1999, respectively.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE A--SUMMARY OF ACCOUNTING POLICIES AND NATURE OF BUSINESS--(CONTINUED)

     A major portion of the Company's payables at year end 1998 ($183,000) is to a licensor of software used to operate one portion of the Company's system. This licensor has also provided significant customization services. A dispute existed as to whether or not the services provided by this licensor met the agreed-upon specifications and the terms and conditions of the agreement between the parties. The Company does not believe the capitalized software license ($184,475) has any future value and, accordingly, has expensed the unamortized portion of the licensee fee at December 31, 1998.

     The dispute was settled during the six months ended June 30, 1999. The settlement resulted in the licensor of the software relieving approximately $132,000 due from the Company. The Company reduced its capitalized software development costs by the $132,000. This settlement had no effect on income for the six months ended June 30, 1999.

6. PATENTS AND TRADEMARKS

     The Company has filed for a patent relating to its computer-based system and methods for collecting and providing information regarding the electric power industry and available electric supply options. The Company has also applied for trademarks to limit the use by others of WM, Wattage Monitor, Kilowatt Monitor and Watt Monitor. Patent and trademark expenses will be amortized on the straight-line method over ten years.

7. ADVERTISING

     The Company expenses advertising costs as incurred. Advertising expense was $-0- and $67,051 for the years ended December 31, 1997 and 1998, respectively. Advertising expense was $4,198 and $105,076 for the six months ended June 30, 1998 and 1999, respectively.

8. USE OF ESTIMATES

     In preparing these financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions. These affect the carrying value of the Company's assets and liabilities, revenues and expenses during the reporting period and disclosures relating to contingent assets and liabilities. Actual results may differ from these estimates.

9. CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk related thereto.

10. INCOME TAXES

     The Company, through February 26, 1999, is not subject to income tax. Income is taxed directly to its members. Accordingly, no provision has been made for federal income tax. Further, because losses incurred have been reported by the members, no operating losses are available to offset future income.

     After February 26, 1999, the Company will provide for income taxes based upon income reported for financial reporting purposes. Certain charges to earnings will differ as to timing from those deducted for tax purposes. The tax effect of those differences will be recorded as deferred income taxes. At
June 30, 1999, the Company has a deferred tax asset of $430,000 resulting from a net operating loss for the period February 27,

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE A--SUMMARY OF ACCOUNTING POLICIES AND NATURE OF BUSINESS--(CONTINUED)

1999 through June 30, 1999. The Company has provided for a valuation allowance of $430,000 at June 30, 1999.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Management believes the fair value of financial instruments other than notes payable approximates their carrying amounts. Management believes the fair values of notes payable can not be determined due to the related party nature of the transactions.

12. DEFERRED OFFERING COSTS

     Costs associated with the recapitalization are deferred to the period in which the recapitalization occurs.

13. DISCOUNT ON DEBT

     Costs incurred in connection with the issuance of debt are amortized over the expected life of the debt. The beneficial conversion feature has been accounted for as additional paid-in capital and associated unamortized discount on debt recorded as a component of stockholders' equity.

14. LOSS PER SHARE

     Loss per common share is computed based upon the weighted average shares outstanding giving retroactive effect of common shares issued to members of Watt Monitor LLC upon completion of the recapitalization. Convertible equity instruments are not considered in the calculation of net loss per share as their inclusion would be antidilutive at December 31, 1998 and June 30, 1999.

NOTE B--RELATED PARTY TRANSACTIONS

     The Company leased its office space in San Francisco through October 1998 from a company in which the President is a director and has a financial interest. The total rent expense was $8,724 and $19,750 for the years ended December 31, 1997 and 1998. Total rent expense was $11,850 and $-0- for the six months ended June 30, 1998 and 1999, respectively.

     For the years ended December 31, 1997 and 1998, the Company paid approximately $31,000 and $132,000 for software development to Kirschenbaum, Bond & Partners, the principals of which have a financial interest in the Company, and one partner is a director of the Company. The Company paid Kirschenbaum, Bond & Partners approximately $94,000 and $0 for software development for the six months ended June 30, 1998 and 1999, respectively.

     The Company also purchased approximately $112,000 of equipment from Kirschenbaum, Bond & Partners during the year ended December 31, 1998. The Company purchased approximately $107,000 and $7,800 of equipment from Kirschenbaum, Bond & Partners during the six months ended June 30, 1998 and 1999, respectively. The Company paid Kirschenbaum, Bond & Partners $-0- and $5,600 for advertising for the years ended December 31, 1997 and 1998, respectively. The Company paid Kirschenbaum, Bond & Partners $0 and $105,000 for advertising for the six months ended June 30, 1998 and 1999, respectively.

     The Company purchased office equipment for approximately $12,500 and $13,000 from a company in which the President is a director and has a financial interest during the periods ended December 31, 1997 and 1998. The Company did not purchase any office equipment from this company during the six months ended June 30, 1998 and 1999.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE C--PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                    DECEMBER 31,    JUNE 30,
                                                                       1998           1999        LIVES
                                                                    ------------    --------    ---------
Furniture and equipment..........................................     $120,801      $158,471    5-7 years
Software.........................................................      529,479       740,471     3 years
                                                                      --------      --------
                                                                       650,280       898,942
Less accumulated depreciation and amortization...................      (29,552)      (61,313)
                                                                      --------      --------
                                                                      $620,728      $837,629
                                                                      --------      --------
                                                                      --------      --------

NOTE D--NOTES PAYABLE--RELATED PARTIES

     Notes payable to related parties are as follows at:

                                                                              DECEMBER 31,     JUNE 30,
                                                                                 1998            1999
                                                                              ------------    ----------
Note payable, due September 1, 2000, with interest at 12% due semiannually.
  Interest may be paid in common stock at $1.00 per share at the option of the lender. As part of the loan, the related party was issued one warrant for the purchase of 283,333 shares of common stock at $1.50 per share.
  The warrant expires August 2005..........................................    $  425,000     $  425,000
Notes payable, principal and interest at 12%, due upon recapitalization.
  The notes were paid February 1999. As part of the loans, the related parties were issued three warrants which allow for the purchase of
  166,666 shares of common stock at $1.50 a share. The warrants expire
  December 2005............................................................       250,000             --
Advances from related parties, due on demand...............................        54,000             --
Note payable, without interest which converts into 1,375,000 shares of common stock upon completion of the recapitalization. Conversion into common stock took place in 1999, and therefore, the note is classified as
  a long-term liability....................................................       500,000             --
                                                                               ----------     ----------
                                                                                1,229,000        425,000
Less: Current maturities...................................................      (304,000)            --
                                                                               ----------     ----------
Notes payable long-term....................................................    $  925,000     $  425,000
                                                                               ----------     ----------
                                                                               ----------     ----------


     Aggregate maturities of long-term notes payable for the five years following December 31, 1998, are $304,000 for 1999 and $425,000 for 2000.

NOTE E--STOCKHOLDERS' EQUITY (DEFICIT)

     The Company had two classes of membership interests. There were 10,000,000 authorized units of Class I membership interests, of which 5,000,000 units were outstanding as of both December 31, 1997 and 1998. There were 10,000,000 authorized units of Class II membership units. No units were outstanding as of December 31, 1997, and 666,667 were outstanding at December 31, 1998.

     In January 1999, Watt Monitor LLC sold 37,777 membership units.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE E--STOCKHOLDERS' EQUITY (DEFICIT)--(CONTINUED)

     On February 26, 1999, Wattage Monitor Inc. (a Nevada corporation) acquired all of the equity (membership units) of the Company. For accounting purposes, the acquisition is treated as a recapitalization with the Company as the acquirer (a reverse acquisition). Pro forma information is not presented since the acquisition is not a business combination. The members exchanged their membership units for 7,550,450 shares of common stock (approximately 72% of the outstanding common stock) of Wattage Monitor Inc. In addition, each member, other than the controlling members, was entitled to acquire such number of shares of common stock at $1.00 per share as necessary to maintain the same ownership percentage in Wattage Monitor Inc. as such member held in the Company. In connection with this right, 657,366 shares were issued. Also, in connection with the recapitalization, all employees exchanged their contingent membership interests for stock options to purchase 918,000 shares of Wattage Monitor Inc. exercisable at $1.00 per share.

     Certain stockholders of Wattage Monitor Inc. advanced approximately $500,000 in January 1999, which, along with $500,000 advanced in 1998, were converted into 2,750,000 shares of common stock in 1999.

     In connection with its recapitalization, Wattage Monitor Inc. issued 1,000,000 shares of Series A 6% Convertible Preferred Stock for $3,000,000. The Series A 6% Preferred Stock accrues dividends at 6% per annum, payable annually, commencing on February 26, 2000. The dividend at the option of the Company may be paid in common stock. Each share of Series A 6% Preferred Stock is convertible into one share of common stock. Such shares convert: (1) upon the exercise of the warrant to purchase Series B Preferred Stock; (2) upon Wattage Monitor Inc. raising $5,000,000 in an offering of common stock at $1.00 per share or greater; or (3) at the option of the holder. In connection with the issuance of the Series A 6% Preferred Stock, each purchaser received one Series B warrant to purchase 3.5 shares of Series B Preferred Stock at $1.00 per share exercisable 181 days after closing through December 15, 1999 or within 30 days of a notice of a sale of at least $7,000,000 in equity securities of Wattage Monitor Inc. for each share of Series A 6% Preferred Stock purchase.

     In the event of liquidation, the Series A Preferred stock ranks senior to all of the common stock. The preferred stockholders shall be entitled to receive an amount equal to the sum of the original issue price and any accrued but unpaid dividends.

     In connection with the merger, a warrant was issued to the holder of 250,000 shares of preferred stock which represents the right to purchase 100,000 shares of common stock at $1.00 per share.

NOTE F--CONTINGENT MEMBERSHIP INTERESTS/STOCK OPTIONS

     Contingent membership interests in an LLC are similar to stock options in a corporation. Pursuant to a formal plan, the Board granted various employees and other individuals contributing to the success of the organization, contingent membership interests. In conjunction with the reverse acquisition of Wattage Monitor Inc., all such contingent membership interests were exchanged for stock options under Wattage Monitor Inc.'s incentive stock option plan. The plan allows for 1,500,000 shares of common stock to be granted.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock options.

     The fair value of the Company's stock options was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999: dividend yield of 0.0%, expected volatility of 0.0%, risk free interest rate of 5.80%, 4.91%, 6% and 6%, respectively, and an expected holding period from three to four years. Based on these assumptions, compensation expense was immaterial for the periods ended December 31, 1997 and 1998. Compensation expense was also immaterial for the six months ended June 30, 1998 and 1999.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE F--CONTINGENT MEMBERSHIP INTERESTS/STOCK OPTIONS--(CONTINUED)

     Presented below is a summary of the status of the stock options after giving retroactive effect to the recapitalization.


                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                                                      EXERCISE
                                                                                       PRICE
                                                                                      --------
Balance at inception (July 1, 1997).....................................        --        --
  Granted...............................................................   225,000      1.00
Balance at December 31, 1997............................................   225,000      1.00
  Granted...............................................................   139,800      1.00
Balance at June 30, 1998................................................   364,800      1.00
  Forfeited/expired.....................................................      (450)     1.00
  Granted...............................................................   481,500      1.00
Balance at December 31, 1998............................................   845,850      1.00
  Granted...............................................................    93,000      2.88
  Forfeited/expired.....................................................   (65,200)     1.00
  Exercised.............................................................      (600)     1.00
                                                                           -------
Balance at June 30, 1999................................................   873,050
                                                                           -------
                                                                           -------

                                                                           WEIGHTED
                                               RANGE OF                    AVERAGE
                                               EXERCISE      OPTIONS      CONTRACTUAL      OPTIONS
                                                PRICES     OUTSTANDING       LIFE        EXERCISABLE
                                               --------    -----------    -----------    -----------
December 31, 1998...........................    $ 1.00       845,850          9.89          75,000
                                                ------       -------         -----         -------
                                                ------       -------         -----         -------
June 30, 1999...............................    $ 1.00       840,050          9.35         243,017
                                                ------       -------         -----         -------
                                                ------       -------         -----         -------
                                                $ 6.13        30,000          9.71             -0-
                                                ------       -------         -----         -------
                                                ------       -------         -----         -------
                                                $ 7.87         3,000          9.97             -0-
                                                ------       -------         -----         -------
                                                ------       -------         -----         -------


NOTE G--EMPLOYEE BENEFIT PLANS

     The Company adopted a 401(k) retirement plan (the "plan") effective January 1, 1998, which provides for employee salary deferrals limited to 25% of a participant's compensation and discretionary Company contributions. The plan year ends on December 31st. The plan covers employees who have completed one month of service and have attained the minimum age requirement, as defined in the plan. The Company made no contributions in the year ended December 31, 1998. The Company contributed $2,105 for the six months ended June 30, 1999.

NOTE H--LEASE COMMITMENTS

     The Company leases its office space under operating leases, which expire through 2001. The Company has options to extend the leases for additional lease periods. The leases require monthly rental payments totaling approximately $3,100.

                              WATTAGE MONITOR INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
             (DATA RELATED TO JUNE 30, 1998 AND 1999 ARE UNAUDITED)

NOTE H--LEASE COMMITMENTS--(CONTINUED)

     The following is a schedule of the future minimum lease payments under the operating leases, as of December 31, 1998:

Year ending December 31,
  1999.........................................................   $36,250
  2000.........................................................    29,350
  2001.........................................................     9,850
                                                                  -------
Net minimum lease payments.....................................   $75,450
                                                                  -------
                                                                  -------

     The Company entered into an operating lease for computer equipment in March 1999 and June 1999 that require monthly payments of $6,331 expiring on various dates through March 2002.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's articles of incorporation eliminate the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by Nevada law. The registrant's articles of incorporation and by-laws provide that the registrant shall indemnify its officers and directors to the extent permitted by Nevada law, which authorizes a corporation to indemnify directors, officers, employees or agents of the corporation in non-derivative suits if such party acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Nevada General Corporation Act further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable in connection with the sale of the common stock being registered hereby. Except for the Securities and Exchange Commission's registration fee, all expenses are estimated.


ITEM                                                                                            AMOUNT
---------------------------------------------------------------------------------------------   -------
SEC registration fee.........................................................................   $30,131
Printing and engraving expenses..............................................................    14,000
Legal fees and expenses......................................................................    30,000
Auditors' accounting fees and expenses.......................................................    20,000
                                                                                                -------
Total........................................................................................   $94,131
                                                                                                -------
                                                                                                -------


     In addition, holders of the shares being registered under this registration statement will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares offered.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES


     On July 1, 1997, our predecessor, WattMonitor LLC, issued an aggregate of 5,000,000 membership interests to our founders and certain accredited investors in exchange for $450,000. In connection with this transaction, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuances did not involve public offerings.



     On March 17, 1998, WattMonitor LLC, issued an aggregate of 666,667 membership interests to RHL Ventures LLC, an accredited investor. WattMonitor LLC received $1,000,000 as a result of the issuance. On February 26, 1999, we issued an additional 50,000 shares of our common stock to Jonathan Cohen, an accredited investor, We received $50,000 as a result of the issuance.



     On August 14, 1998, RHL Ventures LLC, an accredited investor, loaned us $425,000. In consideration for the loan, we issued a promissory note in the aggregate principal amount of a warrant to purchase 283,333 membership interests at an exercise price of $1.50 per share. In connection with the reverse acquisition of WattMonitor LLC, the warrant was converted into a warrant to purchase 283,333 shares of our common stock at an exercise price of $1.50 per share. The warrant is exercisable at any time and expires on August 14, 2005. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuance did not involve a public offering.



     On December 29, 1998, Gerald R. Alderson, a founder and our Chief Executive Officer, loaned us $50,000. In consideration for the loan, we issued a promissory note in the aggregate principal amount of a warrant to purchase 33,333 membership interests at an exercise price of $1.50 per share. The warrant is exercisable at any time and expires on December 29, 2005. In connection with the reverse acquisition of WattMonitor LLC, the warrant was converted into a warrant to purchase 33,333 shares of our common stock at an exercise price of $1.50 per share. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuance did not involve a public offering.



     On December 29, 1998, RHL Ventures LLC, an accredited investor, loaned us $150,000. In consideration for the loan, we issued a promissory note in the aggregate principal amount of a warrant to purchase 100,000 membership interests at an exercise price of $1.50 per share. In connection with the reverse acquisition of WattMonitor LLC, the warrant was converted into a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.50 per share. The warrant is exercisable at any time and expires on December 29, 2005. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuance did not involve a public offering.



     On December 29, 1998, Stephen D. Klein, an accredited investor, loaned us $50,000. In consideration for the loan, we issued a note in the aggregate principal amount of a warrant to purchase 33,333 membership interests at an exercise price of $1.50 per share. In connection with the reverse acquisition of WattMonitor LLC, the warrant was converted into a warrant to purchase 33,333 shares of our common stock at an exercise price of $1.50 per share. The warrant is exercisable at any time and expires on December 29, 2005. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuance did not involve a public offering.


     On January 18, 1999, Wattage Monitor issued 980,000 shares of our common stock. We raised $9,800 from that offering, which was made under Rule 506 of Regulation D, promulgated under the Securities Act of 1933 as a non-public offering solely to accredited investors.

     On February 5, 1999, Wattage Monitor entered into a Stock Purchase Agreement in connection with the purchase of 2,750,000 shares of our common stock. We raised $1,000,000 under the agreement, which was made under Rule 504 of Regulation D, promulgated under the Securities Act of 1933 as a non-public offering solely to accredited investors.

     On February 24, 1999, Wattage Monitor completed an offering of 1,000,000 units, consisting of one share of our Series A preferred stock and one warrant to purchase our Series B preferred stock at a price of $1.00 per share. We raised $3,000,000 from that offering, which was made pursuant to Rule 506 of Regulation D, promulgated under the Securities Act of 1933 a non-public offering solely to accredited investors.


     On February 26, 1999, we completed a reverse acquisition of WattMonitor LLC. In connection with the merger, we converted all of the outstanding membership interests in WattMonitor LLC into an aggregate of 7,550,450 shares of our common stock. On February 26, 1999, we issued an additional 50,000 shares of our common stock to Jonathan Cohen, an accredited investor. We received $50,000 as a result of the issuance. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because the issuances did not involve public offerings. In addition, each member, other than the controlling members, was entitled to acquire such number of shares of our common stock at $1.00 per share as necessary to maintain the same ownership percentage in Wattage Monitor as such members held in WattMonitor LLC. In connection with this right, between February 26, 1999 and March 31, 1999, 657,366 shares of our common stock were issued to our existing shareholders. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because these issuances did not involve public offerings.


     In connection with the reverse acquisition, all of our employees exchanged their contingent membership interests for stock options, exercisable at $1.00 per share, totaling 918,000 shares of our common stock. In connection with these transactions, we relied on the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because these issuances did not involve public offerings.


     On May 29, 1999, Anne Alderson, an employee, exercised 150 options issued pursuant to our 1999 Incentive Compensation Plan at $1.00 per share. In connection with this transaction, we relied upon the statutory exemption provided by Section 4(2) of the Securities Act of 1933, because this variance did not involve a public offering.

ITEM 27. EXHIBITS

     The following exhibits are filed as part of this registration statement:


 EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
----------   --------------------------------------------------------------------------------------------------------
    2.1       --   Agreement and Plan of Merger by and between WattMonitor LLC and Wattage Monitor, dated as of
                   February 26, 1999 (filed without exhibits or schedules).*
    3.1       --   Amended and Restated Articles of Incorporation of Wattage Monitor as filed with the Secretary of
                   State of the State of Nevada on February 24, 1999.*
    3.2       --   Amended and Restated By-Laws of Wattage Monitor, adopted as of February 19, 1999.*
    4.1       --   Specimen Common Stock certificate.*
    4.2       --   Certificate of Designation of Series A Preferred Stock, as filed with the Secretary of State of the State of Nevada on February 24, 1999.*
    4.3       --   Certificate of Amendment of Certificate of Designation of Series A Preferred Stock, as filed with the Secretary of State of the State of Nevada on February 26, 1999.*
    5.1       --   Opinion of Camhy Karlinsky & Stein LLP.*
   10.1       --   Stock Purchase Agreement by and among Knowledge Networks Acquisitions, Inc., Intrepid
                   International S.A. and Certain Purchasers, dated February 5, 1999.*
   10.2       --   Form of Series B Warrant.*
   10.3       --   Registration Rights Agreement by and among Wattage Monitor and Certain Shareholders, dated as of
                   February 26, 1999.*
   10.4       --   Employment Agreement by and between WattMonitor LLC and Gerald R. Alderson, dated January 1, 1998, as assumed by Wattage Monitor on February 26, 1999.*
   10.5       --   Warrant to Stephen D. Klein to purchase 33,333 Class II Membership Units of WattMonitor LLC, dated
                   December 29, 1998.*
   10.6       --   Warrant to RHL Ventures LLC to purchase 100,000 Class II Membership Units of WattMonitor LLC,
                   dated December 29, 1998.*
   10.7       --   Warrant to Gerald R. Alderson to purchase 33,333 Class II Membership Units of WattMonitor LLC,
                   dated December 29, 1998.*
   10.8       --   Warrant to RHL Ventures LLC to purchase 283,333 Class II Membership Units of WattMonitor LLC,
                   dated August 14, 1998.*
   10.9       --   Form of Lock-Up Agreement, executed by Gerald R. Alderson, Stephen D. Klein, Robert H. Lessin and
                   RHL Ventures LLC.*
   10.10      --   Wattage Monitor 1999 Incentive and Nonqualified Stock Option Plan.*
   23.1       --   Consent of Camhy Karlinsky & Stein LLP, included in Exhibit 5.1.*
   23.2       --   Consent of Grant Thornton LLP.**
   24         --   Power of Attorney*




------------------
 * Previously filed.

** Filed herewith.

ITEM 28. UNDERTAKINGS

     1. To file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this registration statement to:

           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any additional or changed material information on the plan of distribution.

     2. That, for the purpose of determining liability under the Securities Act or 1933, it shall treat each post-effective amendment as a new registration statement of the securities offered, and treat the offering of the securities at that time as an initial bona fide offering.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

     To the extent that indemnification for liabilities arising under the Securities Act or 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the provisions described in Item 15, or otherwise, the company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     In the event a claim for indemnification against such liabilities, other than the payment by the company of expenses incurred or paid by a director, officer of controlling person of the company in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the shares being registered hereby, the company will, unless, in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the company against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND AUTHORIZED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED IN THE CITY OF RENO, STATE OF NEVADA, ON THE 31ST DAY OF AUGUST, 1999.


                                          WATTAGE MONITOR INC.

                                          By: /s/ GERALD R. ALDERSON
                                              ------------------------------
                                                     Gerald R. Alderson
                                               President and Chief Executive
                                                         Officer

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                   SEQUENTIAL
  NUMBER     DESCRIPTION OF DOCUMENT                                                                        PAGE NO.
----------   --------------------------------------------------------------------------------------------  -----------
    2.1       --   Agreement and Plan of Merger by and between WattMonitor LLC and Wattage Monitor, dated as of February 26, 1999 (filed without exhibits or schedules).*
    3.1       --   Amended and Restated Articles of Incorporation of Wattage Monitor as filed with the
                   Secretary of State of the State of Nevada on February 24, 1999.*
    3.2       --   Amended and Restated By-Laws of Wattage Monitor, adopted as of February 19, 1999.*
    4.1       --   Specimen Common Stock certificate.*
    4.2       --   Certificate of Designation of Series A Preferred Stock, as filed with the Secretary of
                   State of the State of Nevada on February 24, 1999.*
    4.3       --   Certificate of Amendment of Certificate of Designation of Series A Preferred Stock, as
                   filed with the Secretary of State of the State of Nevada on February 26, 1999.*
    5.1       --   Opinion of Camhy Karlinsky & Stein LLP.*
   10.1       --   Stock Purchase Agreement by and among Knowledge Networks Acquisitions, Inc., Intrepid
                   International S.A. and Certain Purchasers, dated February 5, 1999.*
   10.2       --   Form of Series B Warrant.*
   10.3       --   Registration Rights Agreement by and among Wattage Monitor and Certain Shareholders, dated as of February 26, 1999.*
   10.4       --   Employment Agreement by and between WattMonitor LLC and Gerald R. Alderson, dated
                   January 1, 1998, as assumed by Wattage Monitor on February 26, 1999.*
   10.5       --   Warrant to Stephen D. Klein to purchase 33,333 Class II Membership Units of
                   WattMonitor LLC, dated December 29, 1998.*
   10.6       --   Warrant to RHL Ventures LLC to purchase 100,000 Class II Membership Units of
                   WattMonitor LLC, dated December 29, 1998.*
   10.7       --   Warrant to Gerald R. Alderson to purchase 33,333 Class II Membership Units of
                   WattMonitor LLC, dated December 29, 1998.*
   10.8       --   Warrant to RHL Ventures LLC to purchase 283,333 Class II Membership Units of
                   WattMonitor LLC, dated August 14, 1998.*
   10.9       --   Form of Lock-Up Agreement, executed by Gerald R. Alderson, Stephen D. Klein, Robert H.
                   Lessin and RHL Ventures LLC.*
   10.10      --   Wattage Monitor 1999 Incentive Compensation Plan.*
   23.1       --   Consent of Camhy Karlinsky & Stein LLP, included in Exhibit 5.1.*
   23.2       --   Consent of Grant Thornton LLP.**
   24         --   Power of Attorney*



------------------
 * Previously filed.

** Filed herewith.